Swingplane Ventures, Inc.

220 Summit Blvd. #402

Broomfield, CO 80021

February 14, 2011

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

Swingplane Ventures, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed December 16, 2010

File No. 333-168912

Dear Mr. Reynolds:

Swingplane Ventures, Inc. submits this letter to you in response to your letter of January 11, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. We also have appended a copy of the redline version of Amendment No. 4 to the end of this letter.

COMMENT:

Summary Financial Information, page 6

1. Please update your summary financial information to September 30, 2010.

RESPONSE:

The Company accepts and acknowledges this comment and confirms that the date in the table “Statement of Operations” on page 7 now reflects the date September 30, 2010 instead of June 30, 2010.

COMMENT:

Risk Factors, page 7

2. We note your response to comment three of our letter dated November 16, 2010, regarding Mr. Diehl's departure from PaperFree Medical Solutions, Inc. Please revise to clarify whether Mr. Diehl was an officer and director of PaperFree, as your revised disclosure only references that you "consulted" with the registrant. We note PaperFree's Form 8-K filed on September 1, 2009 was signed by Mr. Diehl as President/CEO. We further note that there is no Form 8-K indicating the departure of Mr. Diehl as an officer and director of PaperFree. Please advise. We note similar conflicting disclosure concerning Mr. Diehl's relationship with Paperfree on page 27. Lastly, as previously requested in comment three, please discuss the risks to the company of the fact that the control person and sole member of management is affiliated with two delinquent reporting companies.

RESPONSE:

We accept and acknowledge this comment and have made the following changes to further detail Mr. Diehl’s involvement with PaperFree Medical Solutions, Inc.

In Risk Factor 2 (page 8), we have amended the paragraph regarding PaperFree to read:

“Mr. Diehl spends at least ten (10) hours per week on the Company’s needs, or about twenty-five (25) percent of his time.  Mr. Diehl also sits on the board of one public company, TapSlide, Inc., and has his own private consulting business as well (AppVineyard, LLC) that compete for his time.  Mr. Diehl recently agreed to become President, Officer, and Director for PaperFree Medical Solutions, Inc. in an interim capacity to provide assistance in corporate compliance, assisting PaperFree Medical Solutions, Inc. in filing a Form 15 and managing the corporation until a more suitable candidate for Officer and Director can be found to move that company forward.”

Also, in Risk Factor 16 (page 11), we have amended the paragraph regarding PaperFree to read:

“Furthermore, Mr. Diehl became an officer and director on an interim basis for PaperFree Medical Solutions, Inc., a delinquent public company, from August 3, 2010 to November 16, 2010 in order to assist in the search for an officer and director more qualified than Mr. Diehl to move that company forward.  Mr. Diehl no longer spends any of his time on PaperFree Medical Solutions, Inc.  It is the responsibility of the delinquent public company, PaperFree Medical Solutions, to file a Form 8-K reflecting the resignation of Mr. Diehl effective November 16, 2010. A copy of the resignation letter is attached as reference.  Regardless, it should be noted that Mr. Diehl has been a director and officer for two delinquent reporting public companies and hence there can be no assurances that Swingplane Ventures will remain current in its filings under his management.”

Lastly, in the “Background of Executive Officers and Director” section on page 27, we have amended the paragraph regarding PaperFree to read:

“Furthermore, Mr. Diehl agreed on August 8, 2010 to come aboard temporarily, as an Officer and Director, for PaperFree Medical Solutions, Inc. in order to assist in the search for an Officer and Director more qualified than Mr. Diehl to move that company forward.  Mr. Diehl resigned from PaperFree Medical Solutions on November 16, 2010 and has no further involvement with the Company whatsoever. It is the responsibility of PaperFree Medical Solutions to file a Form 8-K to disclose the resignation of Mr. Diehl but unfortunately at the time of this statement, no such Form 8-K has been filed.  A copy of Mr. Diehl’s resignation has been attached as reference hereto.”

COMMENT:

Use of Proceeds, page 12

3. We note your response to comment four of our letter dated November 16, 2010, and we reissue it. Your revised disclosure now includes a disclaimer that the use of proceeds table represents your "best estimate of the allocation of proceeds" and that "[we] may” find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds." As noted in our prior comment, you must provide disclosure under what circumstances you will exercise this discretion and specifically identify how the use of proceeds will alter. Blanket disclaimers regarding your discretion as to use of proceeds without further disclosure required by Instruction 7 to Item 504 of Regulation S-K are not appropriate. Please revise the disclosure in this paragraph accordingly. Also, please revise similar disclosure in the proposed milestones section.

RESPONSE:

We accept and acknowledge this comment and have added additional language to reflect the contingencies under which reallocation may occur.  Under “Use of Proceeds” on page 12, the disclaimer now reads:

“The foregoing purposes represent our best estimate of the allocation of the net proceeds from this offering based upon the current state of our business operations, current plans, and the current economic and industry conditions. Generally, any line item may be used for additional marketing expenditures in the case that the amounts weren’t expended completely. Additionally, such allocations are subject to reapportionment among the categories listed above or to new categories altogether as management may deem necessary.  The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities, the amount of cash generated or used by our operations, our competition and the other factors described in the section entitled “Risk Factors”. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our development efforts, competitive developments, the need for more working capital, opportunities to acquire additional complementary product lines and technologies and, whether our sales and marketing efforts are successful. In the event our product development efforts are not successful on the present budget we may need to reallocate funds from the sales and marketing budget to facilitate successful product development.  Additionally, any reallocation of funds may necessitate an additional capital raise. There are no assurances that the company will be able to raise additional capital from any institution or individual investors.”

Furthermore, to be thorough throughout the document, we have added the following language under the “Milestones” section on page 21:

“We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our development efforts, competitive developments, the need for more working capital, opportunities to acquire additional complementary product lines and technologies and, whether our sales and marketing efforts are successful. In the event our product development efforts are not successful on the present budget we may need to reallocate funds from the sales and marketing budget to facilitate successful product development.  Additionally, any reallocation of funds may necessitate an additional capital raise. There are no assurances that the company will be able to raise additional capital from any institution or individual investors.”

Under the “Plan of Operation, Going Concern” section on page 25, we added the following:

“In the event our product development efforts are not successful on the present budget we may need to reallocate funds from the sales and marketing budget to facilitate successful product development.  Additionally, any reallocation of funds may necessitate an additional capital raise. There are no assurances that the company will be able to raise additional capital from any institution or individual investors.”

Also, in the notes to the milestones section on page 26, we added the following:

“The foregoing purposes represent our best estimate of the allocation of the net proceeds from this offering based upon the current state of our business operations, current plans, and the current economic and industry conditions. Generally, any use of proceeds line item may be used for additional marketing or product development expenditures in the case that such line item amounts were not expended completely. Additionally, such allocations are subject to reapportionment among the use of proceeds categories or to new categories altogether as management may deem necessary.  The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities, the amount of cash generated or used by our operations, our competition and the other factors described in the section entitled “Risk Factors”.

We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our development efforts, competitive developments, the need for more working capital, opportunities to acquire additional complementary product lines and technologies and, whether our sales and marketing efforts are successful. In the event our product development efforts are not successful on the present budget we may need to reallocate funds from the sales and marketing budget to facilitate successful product development.  Additionally, any reallocation of funds may necessitate an additional capital raise. There are no assurances that the company will be able to raise additional capital from any institution or individual investors.”

COMMENT:

Description of Business, page 16

4. We note your response to comment five of our letter dated November 16, 2010 and we reissue it in part. Please revise to clarify whether your verbal agreement with Ms. Dillon is binding, or include an appropriate reference if it is not binding that she may not necessarily enter into any agreement with the Company upon the completion of your offering. Also, please clarify the material terms of your verbal agreement, including what you mean by "market rates," what Ms. Dillon's responsibilities will be, and whether she is an independent consultant.

RESPONSE:

We accept and acknowledge this comment and have decided to delete references to Ms. Dillon as there is no material terms of the verbal commitment nor is there any assurance that we would be able to contract with Ms. Dillon in the future.  We have revised the Registration Statement as follows:

In Item 11, under Business overview (page 16), we have amended the paragraph to read:

“Our initial designs are planned to be tailored-fit men's golf shirts with shorter sleeves and unique design patterns.  Mr. Diehl currently has design concepts and upon the successful completion of this offering we intend to search for professional assistance to turn these concepts into prototypes.  We intend to market the designs under the "Swingplane" brand.  Because of its fit, fibers, and design, our target market for this garment is the 15 - 35 year old male golfer as an alternative to other brands.”

Further, we have deleted reference to Ms. Dillon in the following paragraph on page 16:

“Current Management is comprised of Matt Diehl, CEO and President. Mr. Diehl has over 10 years of experience in working with both small and development stage companies as well as larger established companies.  These companies include SendPhotos, Inc. and large companies like JPMorgan Chase.   Prior to the last 5 years, Mr. Diehl sold financial products for JPMorgan Chase and was on the Board of Governors of the Metro Denver Economic Development Corporation representing Chase.  Mr. Diehl is an avid golfer and fashion aficionado.  Mr. Diehl distributes part of his time towards the everyday operations and forward movement of the corporation. ”

COMMENT:

5. We note your response to comment seven of our letter dated November 16, 2010, and we reissue it in part. The revised statements continue to be promotional in light of the development stage of the company and should be removed. In addition, according to your business plan and plan of operation described on pages 20-21 and 24-25, much of the description of business relates to items that are unlikely to occur in the next twelve months, such as extending your line to golfwear outside of shirts, introducing tenniswear, hiring sales staff, selling your goods to retail stores, entering into joint advertising campaigns with larger distributors, commencing a print advertising campaign, and being represented in major fashion marts. Since you currently do not have any operations and do not have sufficient funds for these activities, even after the offering, it appears that these prospective activities are speculative and overly promotional. Please revise this section to clearly indicate that these items are long term activities that are dependent on future financing and may not occur.

RESPONSE:

We accept and acknowledge this comment and have revised the Registration Statement to more clearly define the goals of the Company.  The revisions are as follows:

Under the Product Development heading on Page 17, we have revised the paragraph as follows:

“Long term goals include the development of a full line of this innovative golf apparel comprised of shirts, pants, shorts, skirts, and hats.   Swingplane Ventures plans to offer fits, fabrics, and designs that younger golfers should find desirable and at a reasonable prices.”

Under the Industry and Trend Analysis heading on Page 18, we have revised the paragraph as follows:

“However, Swingplane Ventures does not intend to stop with golf shirts.  As a long term goal, it plans to incorporate all popular dimensions of golf wear for the younger generation.  As the next generation of golfers mature, they are demanding all their golf apparel be stylish, tailored-filling, and reasonably priced.  There are more women and girls taking up golf than ever before and yet the bulk of stylish and tailored-fit golf clothing are driven towards the aging male market.  By utilizing high quality breathable "dry" materials and desirable fits and designs, Swingplane Ventures hopes to gain popularity with the younger generation of golfers - both male and female.”

Under Delineation of the Market Area and Identification of Target Markets heading on Page 18, we have revised the paragraph as follows:

“According to National Golf Foundation (http://www.golflink.com/facts_6346_many-people-play-golf-usa.html), nearly 29 million people play golf in the United States alone, and that number has remained between 25 and 30 million since 2000.  However, due to the fit, fabric, and graphics of our designs, Swingplane Ventures hopes to grow quickly with its sales and marketing efforts because non-golfers may also find the clothing to be comfortable, cool, and stylish.  The apparel of Swingplane Ventures may also cross over in the active/leisure market, tennis market, and other markets where simply looking good in casual wear is desired.  We intend to introduce an 8-piece garment line into the fashion market that may increase our sales possibilities with the ability of the consumer to choose its style preference within our line.”

Under the 10-12 Months milestones section on Page 21, we have revised the paragraph as follows:

“Continue to develop design ideas for long term product line”

“Prepare for year 2 marketing and possible long term introduction of commisioned sales force”

Under the description of milestones for 10-12 Months on Page 25, we have revised the paragraph as follows:

“Analyze online marketing efforts and make necessary changes for increasing sales.  The Company plans to continue to develop design ideas for the “Swingplane" clothing line. The Company has allocated from the Sales and Marketing budget and $1,000 from the Wages/Contractor budget to address the plans listed.  Future long term plans are to prepare a detailed two year marketing plan to incorporate a potential commissioned sales force.”

COMMENT:

6. We note your response to comment eight of our letter dated November 16, 2010 and we reissue it in part. Please revise to clarify Ms. Dillon's role and tenure with XP Apparel, Inc. It appears Ms. Dillon no longer is employed by XP Apparel, thus the promotional language taken from their website appears to be inappropriate for your prospectus. To the extent material, please very briefly describe the business of XP Apparel, particularly as it relates to sportswear and golfwear, References to XP Apparel's license agreements and customers would not be relevant.

RESPONSE:

We accept and acknowledge this comment and have decided to delete all references to Ms. Dillon and XP Apparel, Inc. so as not to provide references that may appear to be promotional in nature.  We have revised the Registration Statement as follows:

Under the Business Overview section on Pages 16 – 17, we have revised the paragraphs to read:

“Our initial designs are planned to be tailored-fit men's golf shirts with shorter sleeves and unique design patterns.  Mr. Diehl currently has design concepts and upon the successful completion of this offering we intend to search for professional assistance to turn these concepts into prototypes.  We intend to market the designs under the "Swingplane" brand.  Because of its fit, fibers, and design, our target market for this garment is the 15 - 35 year old male golfer as an alternative to other brands.

Current Management is comprised of Matt Diehl, CEO and President. Mr. Diehl has over 10 years of experience in working with both small and development stage companies as well as larger established companies.  These companies include SendPhotos, Inc. and large companies like JPMorgan Chase.   Prior to the last 5 years, Mr. Diehl sold financial products for JPMorgan Chase and was on the Board of Governors of the Metro Denver Economic Development Corporation representing Chase.  Mr. Diehl is an avid golfer and fashion aficionado.  Mr. Diehl distributes part of his time towards the everyday operations and forward movement of the corporation.”

COMMENT:

Distribution, page 17

7. We note your response to comment nine of our letter dated November 16, 2010, and reissue it in part. Please revise to clarify how you will develop your commercial website. Your disclosures on pages 17, 24, and 25 do not explain whether you will hire a third party consultant or developer, whether you will design and develop the website internally, or use off-the-shelf software, etc. Also, please revise to clarify the basis of your belief that the cost to develop the website will be between $3,000 and $6,000.

RESPONSE:

We accept and acknowledge this comment and have included our source of information regarding website development.  We have revised the Registration Statement as follows:

Under Distribution on Page 17, we have revised the paragraph to read:

“The company has secured a distinctive URL (web address) in www.swingplaneventures.com.  A portion of the funds raised by this offering (see “Use of Proceeds”) will go toward developing our website.  Currently, the company does not have a website in place but desires to build a website upon completion of this offering.  The Company anticipates hiring an outside third party web developer to design and build the website.  The proposed website would include efforts by the Company to engage in SEO (Search Engine Optimization) and cross-marketing/linking with other golf-related websites to drive traffic to www.swingplaneventures.com.  At this time, no other websites or companies have been engaged, negotiated with, or contracted to participate in cross-linking or cross-marketing with the Company with regard to website related activities.”

Further on Pages 24 and 25, we have revised the paragraphs to read:

“4-6 MONTHS

Swingplane Ventures has secured the web domain www.swingplaneventures.com and plans on developing our Online Marketing Website. We utilized WebpageFX (www.webpagefx.com) to project that the cost of an initial website with basic design and small page count to cost between $3,000 and $5,000.  We have decided to keep the design to a minimum and as such the cost would be approximately $3,000 and is budgeted in the Sales and Marketing line item of the Use of Proceeds.  This website will be basic and will incorporate a simple design aesthetic.  During this timeframe, the Company plans to hire a photographer, determine a photo shoot layout, hire a model and prepare garments for a photo shoot.  The Company estimates this will cost approximately $2,000 and is budgeted in the Sales and Marketing line item.  The Company will continue design work on the clothing line.  We have budgeted $2,000 from Wages/Contractor line item to address this item.  The Company plans to start negotiations for an online merchant account during this timeframe.

7-9 MONTHS

Purchase garments for sale and promotional distribution efforts we have budgeted at a cost of approximately $5,000. This cost is budgeted in the Product Development line item of the Use of Proceeds.  We plan to finish the website “look and feel” design with full e-commerce and add the content of the photo shoot.  The website will integrate a “shopping cart” for online sales and we will determine online marketing venues such as Google, E-Bay and other vertical market venues.  We utilized WebpageFX (www.webpagefx.com) to project that the cost of adding a basic e-commerce aspect to the website would cost between $2,000 and $4,000.  The Company estimates it will cost approximately $3,000 for this project and this budgeted in the Sales and Marketing line item of the Use of Proceeds.”

COMMENT:

Industry and Trend Analysis, page 18

8. We note your response to comment 13 of our letter dated November 16, 2010 and we reissue it in part. The revised citations that you provide for your industry statistics appear outdated. The U.S. Census has revised its E-Stats, E-Commerce Multi-sector Report to include information from 2008, as opposed the 2007 statistics you provided. Further, the National Retail Federal article was written in 2007. Please revise to provide more current information or advise us why you are unable to provide more recent information.

RESPONSE:

We accept and acknowledge this comment and have conducted further investigation and have found the most recent U.S. Census Bureau report dated May 2010.  We have revised the Registration Statement as follows:

Under the Online Marketing heading on Page 19, we have revised the paragraphs to read:

“And, according to the U.S. Census Bureau, “E-Stats, 2008 E-commerce Multi-sector Report’’ (published May 2010), online clothing and clothing accessories sales grew from $2.061 billion in 2007 to $2.539 billion in 2008.  That report can be found online at the following URL:

http://www.census.gov/compendia/statab/cats/wholesale_retail_trade/online_retail_sales.html

Also, the overview report can be found at URL:

http://www.census.gov/econ/estats/index.html

This report shows tables with the overall growth of online sales from 2000 to 2008 which the Company finds very encouraging.”

COMMENT:

Plan of Operation, page 24

9. Please update the cash balance as of the most recent practicable date.

RESPONSE:

We accept and acknowledge this comment and have revised the Plan of Operation for the September 30, 2010 information.

COMMENT:

Background of Executive Officers and Director, page 26

10. We note your response to comment 10 from our letter dated November 16, 2010, and reissue it in part. Please revise to clarify whether TapSlide, Inc. has any revenues to date. Further, we note on page 17 you briefly reference your involvement with SendPhotos, Inc., but there is no disclosure required by Item 401(e) of Regulation S-K as to this entity on pages 26 and 27.

RESPONSE:

We accept and acknowledge this comment and have revised the Registration Statement to include more information on TapSlide’s operations and revenues.  The revisions read as follows:

Under Background of Executive Officers and Directors on Page 26 and 27, we have revised the paragraph to read:

“Since then, he has been COO and a director for TapSlide, Inc., where he is currently working on a part-time basis.  Mr. Diehl devotes about 5-10 hours per week on TapSlide.  TapSlide has a mobile software application for sale in the Apple App Store called Inked Magazine, which sells for $1.99 each.  TapSlide has generated some revenues from this application and has operations, though not substantial, and is currently working to catch up on its delinquent filings.”

Furthermore, to address SendPhotos, Inc. more thoroughly and why the Company feels that this experience is meaningful to the Company moving forward, the following revisions have been made:

“In the last five years, he has worked with SendPhotos, Inc. as Director of Sales and Operations from May of 2005 until it was acquired by Avanquest Software in October of 2006 and stayed on at Avanquest as the Multimedia Sales Manger through October of 2007.  In those roles Mr. Diehl sold business-to-business software products and direct-to-consumer software products as well as assisting in general operations, web-site marketing and software product design.  We believe that this specific experience at SendPhotos, Inc. and subsequently with Avanquest Software makes Mr. Diehl an asset to the Company as we begin design and development of our own website and online marketing strategies.

After that, he headed up the photo kiosk program for LifePics, Inc. as the Kiosk Product Manager, which entailed managing the development of photo software for kiosk hardware. He managed a team of software developers as well as assisting in software product design, website marketing and business-to-business sales.  After growing that part of the business from January of 2008, that division was broken up in October 2008.  Again, the Company feels that Mr. Diehl’s experience being part of a growing small business as well as website design and online marketing strategies lends to the Company’s current needs.”

COMMENT:

Exhibits

Consent of Independent Registered Public Accounting Firm, Ex. 23.1

11. We note that your independent accountant consents to the inclusion of his report dated July 28, 2010. We further note that his report on your June 30, 2010 financial statements is dated July 27, 2010. Please instruct your independent accountant to reference the actual report date in his future consents.

RESPONSE:

We accept and acknowledge this comment and will ensure that all future filings will reference the actual date of the report in future consents. We also have amended the date from July 27 to July 30 on page F-2.

We appreciate the Staff’s comments and request that the Staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0447 facsimile, (727) 471-0444 telephone or Matt Diehl at (303) 803-0063 with any questions or comments.

Sincerely,

/s/: Matt Diehl

Matt Diehl, President

cc:

Via Facsimile (727) 471-0447

Clifford J. Hunt, Esquire

1

As filed with the Securities and Exchange Commission on February 14, 2011

Registration No. 333-168912

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM S-1/A Amendment No. 4 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Swingplane Ventures, Inc.
(Name of registrant as specified in its charter)

Nevada	2300	27-2919616
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

220 Summit Blvd. #402
Broomfield, Colorado 80021
(303) 803-0063
(Address and telephone number of registrant’s principal executive offices)

Matthew R. Diehl, President Swingplane Ventures, Inc. 220 Summit Blvd. #402 Broomfield, Colorado 80021
(Name, address and telephone number of agent for service)

Copy to: Clifford J. Hunt, Esquire Law Office of Clifford J. Hunt, P.A. 8200 Seminole Boulevard Seminole, Florida 33772 (727) 471-0444

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer [ ]

Accelerated Filer [ ]

Non-Accelerated Filer [ ]

Smaller Reporting Company [X]

Link to Table of Contents

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock par value $0.001	3,500,000	$0.01	$35,000	$2.50

The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND, PARTICULARLY, THE RISK FACTORS SECTION, BEGINNING ON PAGE 7. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES DIVISION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investing in our common stock involves a high degree of risk. A potential investor should carefully consider the factors described under the heading “Risk Factors” beginning at page 7.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED February 14, 2011.

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The information in this prospectus is not complete and may be changed.  The securities offered by this prospectus may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective.  This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where an offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Dated February 14, 2011

SWINGPLANE VENTURES, INC.

3,500,000 Shares of Common Stock

$0.01 per share

$35,000 Maximum Offering

Swingplane Ventures, Inc. (“Company”) is offering on a best-efforts basis a maximum of 3,500,000 shares of its common stock at a price of $0.01 per share. This is the initial offering of Common Stock of Swingplane Ventures, Inc. and no public market exists for the securities being offered.  The Company is offering the shares on a “self-underwritten”, best-efforts, all or none basis directly through our officer and director.  The shares will be offered at a fixed price of $.01 per share for a period not to exceed 180 days from the date of this prospectus. There is no minimum number of shares required to be purchased. Matt Diehl, the sole officer and director of Swingplane Ventures Inc., intends to sell the shares directly.  No commission or other compensation related to the sale of the shares will be paid to our officer and director.  The intended methods of communication include, without limitations, telephone, and personal contact.  For more information, see the section titled “Plan of Distribution” and “Use of Proceeds” herein.

Per Share

Total

Initial public offering price

$0.01

$35,000

Underwriting discounts and commissions

$0.0

$0.0

Proceeds, before expenses, to us

$0.01

$35,000

The proceeds from the sale of the shares in this offering will be payable to Law Office of Clifford J. Hunt, P.A, Trust Account IOTA.  A Trust Account will hold all the subscription funds pending placement of the entire offering.  This offering is on a best effort, all-or-none basis, meaning if all shares are not sold and the total offering amount is not deposited by the expiration of the offering, all monies will be promptly returned to investors, without interest or deduction.

The Officer and director of the issuer and any affiliated parties thereof will not participate in this offering. The offering shall terminate on the earlier of (i) the date when the sale of all 3,500,000 shares is completed or (ii) one hundred and eighty (180) days from the date of this prospectus.  Swingplane Ventures, Inc. will not extend the offering period beyond one hundred and eighty (180) days from the effective date of this prospectus.

Swingplane Ventures, Inc. is a development stage, start-up company and currently has no operations. Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a complete loss of your investment.

BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND, PARTICULARLY, THE RISK FACTORS SECTION, BEGINNING ON PAGE 7. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES DIVISION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prior to this offering, there has been no public market for Swingplane Ventures Inc.’s common stock.

Link to Table of Contents

Link to Table of Contents

Item 3. Prospectus Summary.

This summary highlights certain information contained elsewhere in this prospectus.  You should read the following summary together with the more detailed information regarding Swingplane Ventures, Inc. (“Us,” “We,” “Our,” “Swingplane,” “Swingplane Ventures,” the “Company,” or “the Corporation”) and our financial statements and the related notes appearing elsewhere in this prospectus.

The Company Our Business

Swingplane Ventures, Inc. was incorporated in the State of Nevada on June 24th, 2010.  Swingplane Ventures, Inc. is a development stage company with a principal business objective of selling men's and women's golf apparel.  The Company plans to have its initial clothing line consist of shirts, pants, and skirts designed specifically for younger golfers.  We plan to stay on the cutting edge of the constantly changing golf apparel market and our goal is to create a quality reputation within the youthful golfing community and golf garment marketplace.  Swingplane Ventures conducted research on various marketing venues and plans to sell our initial line of clothing through our own online retail website, golf course pro shops and other sporting retail outlets such as small-to-medium sized golf equipment retailers.

Swingplane Ventures, Inc. is a development stage company that has not commenced its planned principal operations. Swingplane Ventures, Inc. operations to date have been devoted primarily to start-up and development activities.  Our President, Matt Diehl, has performed all of the development activities to date, which include the following:

1. Formation of the Company;

2. Development of the Swingplane Ventures, Inc. business plan;

3. Initiated various garment designs and reviewed the use of different material for construction of our proposed product lines;

4. Conducted research on three major marketing channels/strategies including smaller retail golf shops, major retail outlets, and online sales;

5. Formulated product development and marketing strategies for product lines to include:

     - Tailored style golf shirts for younger men and women

     - Tailored style golf pants for younger men and women

     - Golf skirts for younger women

     - Stylish golf headwear (hats, visors, etc.) for younger men and women

6. Secured web site domain www.swingplaneventures.com;

7. Conducted research on men and women golfer demographics.

Swingplane Ventures, Inc. is attempting to become operational and anticipates sales to begin during the third quarter of operations following the completion of our offering.  In order to generate revenues, Swingplane Ventures, Inc. must address the following areas:

1. Finalize and implement our marketing plan:  In order to effectively penetrate our targeted market, Swingplane Ventures will use a multi-faceted marketing plan that includes a high-end web site, targeted golf pro shops and retail outlets, and target specific distribution channels using independent representatives.  Independent commissioned sales representatives will work as middlemen between Swingplane Ventures and the retailers.  Their responsibilities will include approaching any/all appropriate retailers, work trade shows and employ creative marketing techniques to attract golf and/or sports-oriented retailers and shops.  The Company currently does not have any engagements, agreements, or contracts with independent commissioned sales representatives.

2. Tailor or website: Swingplane Ventures has secured the web domain located at w w w.swingplaneventures.com. The site is currently under construction and we plan to incorporate this site with strategic vertical market e-commerce retailers.  We have budgeted the necessary funding to develop a quality site.

3. Constantly monitor our market: We plan to constantly monitor our target market and adapt to consumers needs, wants and desires.  To be successful we plan to evolve and diversify our product lines to satisfy the consumer.

4. Run our Company ethically and responsibly. Conduct our business and ourselves ethically and responsibly.

Our Statement of Organization:

We were incorporated in Nevada on June 24, 2010, as Swingplane Ventures, Inc.  Our principal executive offices are located at 220 Summit Blvd. #402, Broomfield, CO 80021.  Our phone number is (303) 803-0063.

The Offering
The following is a brief summary of this offering. Please see the “Plan of Distribution” section for a more detailed description of the terms of the offering.

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Number of Shares Being Offered:	The Company is offering 3,500,000 shares of common stock, par value $0.001
Offering Price per share	$0.01
Offering Period:

The shares are being offered for a period not to exceed 180 days.  In the event we do not sell all of the shares before the expiration date of the offering, all funds raised will be promptly returned from the escrow account and returned to the investors, without interest or deduction.

Escrow Account:

The subscription proceeds from the sale of the shares in this offering will be payable to “Law Office of Clifford J. Hunt, P.A. Trust Account IOTA” and will be deposited in a non-interest bearing law office trust bank account until all offering proceeds are raised. All subscription agreements and checks should be delivered to Law Office of Clifford J. Hunt P.A. Failure to do so will result in checks being returned to the investor who submitted the check. Swingplane Ventures, Inc. escrow agent, Law Office of Clifford J. Hunt, P.A., acts as legal counsel for Swingplane Ventures, Inc. and is therefore not an independent third party.

Net Proceeds to Company:	$35,000
Use of Proceeds:	We intend to use the proceeds to expand our business operations.
Number of Shares Outstanding Before the Offering:	10,000,000 common shares
Number of Shares Outstanding After the Offering:	13,500,000 common shares

The offering price of the common stock bears no relationship to any objective criterion of value and has been arbitrarily determined. The price does not bear any relationship to Swingplane Ventures, Inc. assets, book value, historical earnings, or net worth.

Swingplane Ventures, Inc. will apply the proceeds from the offering to pay for accounting fees, legal and professional fees, equipment, office supplies, salaries/contractors, sales and marketing, and general working capital.

The Company has not presently secured an independent stock transfer agent. Swingplane Ventures, Inc. has identified several agents to retain that will facilitate the processing of the certificates upon closing of the offering.

The purchase of the common stock in this offering involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only and currently no market for Swingplane Ventures, Inc. common stock exists. Please refer to the sections herein titled “Risk Factors” and “Dilution” before making an investment in this stock.

SUMMARY FINANCIAL INFORMATION

The following table sets forth summary financial data derived from Swingplane Ventures, Inc. financial statements.  The accompanying notes are an integral part of these financial statements and should be read in conjunction with financial statements, related notes and other financial information included in this prospectus.

SWINGPLANE VENTURES, INC. (A Development Stage Company) Statement of Operations For the period from inception (June 24, 2010) to September  ~~June~~ 30, 2010

Revenues	$-

Operating expenses
General and administrative	-

(Loss) from operations	-

Other income (expense)
Interest income	-
Interest expense	-
Loss before income taxes	-

Income tax benefit (provision)	-
(Loss)	$-

Basic and diluted loss per common share	$0.00

Basic and diluted weighted average common shares outstanding	10,000,000

The accompanying notes are an integral part of the financial statements.

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RISK FACTORS

Before you invest in our common stock, you should be aware that there are risks, as described below.  You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.  Any of the following risks could adversely affect our business, financial conditions and results of operations.

Risks Related To the Company

(1)Our Auditor Has Expressed Substantial Doubt About Our Ability To Continue As A Going Concern.

These financial statements included with this registration statement have been prepared on a going concern basis.    We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that we will be able to continue as a going concern.  Management plans to continue to provide for its capital needs through related party advances.  Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

(2) The  Company’s Needs Could Exceed The Amount Of Time Or Level Of Experience That Our Sole Officer And Director May Have.

Our business plan does not provide for the hiring of any additional employees until sales will support the expense, which is estimated to be the third quarter of operations. Until that time, the responsibility of developing the company's business, the offering and selling of the shares through this prospectus and fulfilling the reporting requirements of a public company all fall upon Matt Diehl. While Mr. Diehl has business experience including management and accounting, he does not have extensive experience in a public company setting, including serving as a principal accounting officer or principal financial officer. Nor does Mr. Diehl have any experience running an apparel company.  Mr. Diehl has retail and sales experience in apparel prior to five years ago and is an avid fashion enthusiast, but he has never been an officer or director of an apparel company.

Mr. Diehl ~~plans to~~  spend s at least ten (10) hours per week on the Company’s needs, or about twenty-five (25) percent of his time.  Mr. Diehl also sits on the board of ~~two~~  one public compan y ~~ies~~ , TapSlide, Inc.  ~~and PaperFree Medical Solutions, Inc.~~ , and has his own private consulting business as well (AppVineyard, LLC) that compete for his time.  Mr. Diehl recently agreed ~~to perform~~ to become President , Officer, and Director ~~duties~~  for PaperFree Medical Solutions, Inc. in an interim capacity to ~~consult~~  provide assistance in corporate compliance, assisting PaperFree Medical Solutions, Inc. in filing a Form 15 and ~~consulting~~  managing the corporation until a more suitable candidate for Officer and Director can be found to move that company forward.  We have not formulated a plan to resolve any possible conflict of interest with his other business activities. In the event he is unable to fulfill any aspect of his duties to the company we may experience a shortfall or complete lack of sales resulting in little or no profits and eventual closure of the business.

(3) Since We Are A Development Stage Company, The Company Has Generated No Revenues And Does Not Have An Operating History.

The Company was incorporated on June 24, 2010; we have not yet commenced our business operations; and we have not yet realized any revenues. We have no operating history upon which an evaluation of our future prospects can be made. Based upon current plans, we expect to incur operating losses in future periods as we incurred significant expenses associated with the initial startup of our business. Further, we cannot guarantee that we will be successful in realizing revenues or in achieving or sustaining positive cash flow at any time in the future. Any such failure could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which would dilute the value of any shares you purchase in this offering.

 (4) We Don’t Have Any Substantial Assets And Are Totally Dependent Upon The Proceeds Of This Offering To Fully Fund Our Business.  If We Do Not Sell The Shares In This Offering We Will Have To Seek Alternative Financing To Complete Our Business Plans Or Abandon Them.

Swingplane Ventures, Inc. has limited capital resources. To date, the Company has funded its operations from limited funding and has not generated any cash from operations to be profitable.  Unless Swingplane Ventures, Inc. begins to generate sufficient revenues to finance operations as a going concern, Swingplane Ventures, Inc. may experience liquidity and solvency problems.  Such liquidity and solvency problems may force Swingplane Ventures, Inc. to cease operations if additional financing is not available. No known alternative resources of funds are available to Swingplane Ventures, Inc. in the event it does not have adequate proceeds from this offering. However, Swingplane Ventures, Inc. believes that the net proceeds of the Offering will be sufficient to satisfy the start-up and operating requirements for the next twelve months.

 (5)  We Cannot Predict When Or If We Will Produce Revenues, Which Could Result In A Total Loss Of Your Investment If We Are Unsuccessful In Our Business Plans.

We have not sold any clothing to date and have not yet generated any revenues from operations. In order for us to continue with our plans and open our business, we must raise our initial capital through this offering. The timing of the completion of the milestones needed to commence operations and generate revenues is contingent on the success of this offering. There can be no assurance that we will generate revenues or that revenues will be sufficient to maintain our business. As a result, you could lose all of your investment if you decide to purchase shares in this offering and we are not successful in our proposed business plans.

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 (6)  Our Continued Operations Depend On The Public’s Acceptance Of Our Product Lines.  If The Public Doesn’t Find Our Clothing Desirable And Suitable For Purchase And We Cannot Establish A Customer Base, We May Not Be Able To Generate Any Revenues, Which Would Result In A Failure Of Our Business And A Loss Of Any Investment You Make In Our Shares.

The ability to develop clothing lines that the market finds desirable and willing to purchase is critically important to our success. We cannot be certain that garments and clothing lines we offer will be appealing to the market and as a result there may not be any demand and our sales could be limited and we may never realize any revenues. In addition, there are no assurances that if we alter, or develop new garments or lines of clothing in the future that the markets demand for these will develop and this could adversely affect our business and any possible revenues.

 (7) We Are Dependent On The Services Of A Certain Key Employee And The Loss Of His Services Could Harm Our Business.

Our success largely depends on the continuing services of our Chairman and Chief Executive Officer, Matt Diehl.  His past experience to lead and nurture small and start-up companies makes the Company dependent on his abilities.  Our continued success also depends on our ability to attract and retain qualified personnel.  We believe that Mr. Diehl possesses valuable industry and business development knowledge, experience and leadership abilities that would be difficult in the short term to replicate.  The loss of him as a key employee could harm our operations, business plans and cash flows.

(8) The Clothing Industry Is Highly Competitive.  If We Cannot Develop And Market Desirable Clothing Lines That The Public Is Willing To Purchase, We Will Not Be Able To Compete Successfully.  Our Business May Be Adversely Affected And We May Not Be Able To Generate Any Revenues.

Swingplane Ventures, Inc. has many potential competitors in the clothing industry.  We consider the competition is competent, experienced, and they have greater financial and marketing resources than we do at the present. Our ability to compete effectively may be adversely affected by the ability of these competitors to devote greater resources to the development, sales, and marketing of their products than are available to us.

Some of the Company’s competitors also offer a wider range of clothing lines; have greater name recognition and more extensive customer bases than the Company.  These competitors may be able to respond more quickly to new or changing opportunities, fashions and customer desires, undertake more extensive promotional activities, offer terms that are more attractive to customers and adopt more aggressive pricing policies than the Company.  Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their visibility.  The Company expects that new competitors or alliances among competitors have the potential to emerge and may acquire significant market share.  Competition by existing and future competitors could result in an inability to secure adequate market share sufficient to support Swingplane Ventures’s endeavors.  Swingplane Ventures cannot be assured that it will be able to compete successfully against present or future competitors or that the competitive pressure it may face will not force it to cease operations.  As a result, you may never be able to liquidate or sell any shares you purchase in this offering.

(9)  Our Growth May Require Additional Capital, Which May Not Be Available.

Swingplane Ventures, Inc. has limited capital resources. Unless Swingplane Ventures, Inc. begins to generate sufficient revenues to finance operations as a going concern, Swingplane Ventures, Inc. may experience liquidity and solvency problems. Such liquidity and solvency problems may force Swingplane Ventures, Inc. to cease operations if additional financing is not available. No known alternative resources of funds are available to Swingplane Ventures, Inc. the event it does not have adequate proceeds from this offering. However, Swingplane Ventures, Inc. believes that the net proceeds of the Offering will be sufficient to satisfy the start-up and operating requirements for the next twelve months.

 Risks Related To This Offering

(10)We Are Selling This Offering Without An Underwriter And May Be Unable To Sell Any Shares.  Unless We Are Successful In Selling The Minimum Of The Shares And Receiving The Proceeds From This Offering, We May Have To Seek Alternative Financing To Implement Our Business Plans And You Would Receive A Return Of Your Entire Investment.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officer and director, who will receive no commissions. He will offer the shares to friends, relatives, acquaintances and business associates; however, there is no guarantee that he will be able to sell any of the shares. In the event we do not sell all of

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the shares before the expiration date of the offering, all funds raised will be promptly returned to the investors, without interest or deduction.

(11)  Due To The Lack Of A Trading Market For Our Securities, You May Have Difficulty Selling Any Shares You Purchase In This Offering.

There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Swingplane Ventures, Inc. or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

 (12) Investors In This Offering Will Bear A Substantial Risk Of Loss Due To Immediate And Substantial Dilution.

The principal shareholder of Swingplane Ventures, Inc. is Matt Diehl who also serves as its Director, President, Secretary, and Treasurer.  Mr. Diehl acquired 10,000,000 restricted shares of Swingplane Ventures, Inc. common stock at a price per share of $0.001 for a $10,000 equity investment.  Upon the sale of the common stock offered hereby, the investors in this offering will experience an immediate and substantial “dilution.”  Therefore, the investors in this offering will bear a substantial portion of the risk of loss. Additional sales of Swingplane Ventures, Inc. common stock in the future could result in further dilution. Please refer to the section titled “Dilution” herein.

 (13)  Purchasers In This Offering Will Have Limited Control Over Decision Making Because Matt Diehl, Swingplane Ventures, Inc.’s Officer, Director, And Shareholder Controls All Of Swingplane Ventures, Inc. Issued And Outstanding Common Stock.

Presently, Matt Diehl, Swingplane Ventures Inc.’s Director, President, Secretary, and Treasurer beneficially owns 100% of the outstanding common stock. Because of such ownership, investors in this offering will have limited control over matters requiring approval by Swingplane Ventures, Inc. security holders, including the election of directors. Mr. Diehl would retain 74.1% ownership in Swingplane Ventures, Inc. common stock assuming the maximum offering is attained.  Such concentrated control may also make it difficult for Swingplane Ventures, Inc. stockholders to receive a premium for their shares of Swingplane Ventures, Inc. common stock in the event Swingplane Ventures, Inc. enters into transactions, which require stockholder approval. In addition, certain provisions of Nevada law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Swingplane Ventures Inc. For example, Nevada law provides that not less than two-thirds vote of the stockholders is required to remove a director for cause, which could make it more difficult for a third party to gain control of the Board of Directors. This concentration of ownership limits the power to exercise control by the minority shareholders.

(14)  We Will Incur Ongoing Costs And Expenses For SEC Reporting And Compliance.  Without Revenue We May Not Be Able To Remain In Compliance, Making It Difficult For Investors To Sell Their Shares, If At All.

Our business plan allows for the estimated $5,500 cost of this Registration Statement to be paid from our cash on hand. We plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

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 (15) There Has Been No Independent Valuation of the Stock, Which Means That the Stock May Be Worth Less Than the Purchase Price.

The per share purchase price has been arbitrarily determined by us without independent valuation of the shares.   The price per share in the recent sale of our stock to our founder, Matthew R. Diehl was at par value ($0.001), was not based on perceived market value, book value, or other established criteria and bears no relationship the price per share in this offering.  We did not obtain an independent appraisal opinion on the valuation of the shares.  Accordingly, the shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price.

(16) Our CEO, Mr. Diehl, is  ~~also~~ currently a director and officer of ~~two~~  one delinquent public compan y, and has previously been an officer and director of another delinquent public company ~~ies~~ ..

Mr. Diehl is COO and a director for TapSlide, Inc., which is currently delinquent in its reporting obligations.  TapSlide is working to become current as soon as possible.  Additionally, Swingplane Ventures and TapSlide both have corporate addresses listed as Mr. Diehl’s residence.  In effort to keep costs as low as possible for both companies, Mr. Diehl provides his home office on a rent free basis to both companies for their executive offices.   ~~By the time this document is filed, TapSlide, Inc. will be coming current with its filings but Mr. Diehl feels that such disclosure is required as the initial filing was submitted while said company was delinquent it its filings.~~

Furthermore, Mr. Diehl ~~has since agreed to~~  became an officer and director ~~consult on~~ on an interim basis for PaperFree Medical Solutions, Inc. , a delinquent public company, from August 3, 2010 to November 16, 2010 in order to assist in the ~~in the filing of a Form 15 and~~  search for an o ~~O~~ fficer and d ~~D~~ irector more qualified than Mr. Diehl to move that company forward.  Mr. Diehl no longer spends any of his time ~~less than five percent (5%) of his time, or two hours per week, consulting for~~ on PaperFree Medical Solutions, Inc .. ~~. and intends to resign as soon as a suitable replacement is found.~~ It is the responsibility of the delinquent public company, PaperFree Medical Solutions, to file a Form 8-K reflecting the resignation of Mr. Diehl effective November 16, 2010. Regardless, it should be noted that Mr. Diehl has been a director and officer for two delinquent reporting public companies and hence there can be no assurances that Swingplane Ventures will remain current in its filings under his management.

(17) Our CEO, Mr. Diehl, has no experience as an officer or director of an apparel business and may not be able implement our business plan or generate any revenue from sales of our products.

Mr. Diehl does not have experience running an apparel company and has never been an officer or director of an apparel company.  Accordingly, Mr. Diehl may not be able to implement our plan or generate any revenue from the sale of our intended products.  There can be no assurance that we will be able to attract and hire officers or directors with experience in the apparel industry to implement the business plan in the event that Mr. Diehl is otherwise successful in doing so.

A NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about Swingplane Ventures, Inc. business, financial condition, and prospects that reflect Swingplane Ventures, Inc. management’s assumptions and beliefs based on information currently available. Swingplane Ventures, Inc. can give no assurance that the expectations indicated by such forward-looking statements will be realized. If any of Swingplane Ventures, Inc. assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, the actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within Swingplane Ventures Inc.’s control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the products that Swingplane Ventures, Inc. expects to market, Swingplane Ventures Inc.’s ability to establish a customer base, management's ability to raise capital in the future, the retention of key employees and changes in the regulation of the industry in which Swingplane Ventures, Inc. functions.

There may be other risks and circumstances that management may be unable to predict to sustain operations. When used in this prospectus, words such as, “believes,” “expects,” “intends,” “plans,” “anticipates,” “estimates” and similar expressions are intended to identify and qualify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions.

Item 4. Use of Proceeds.

Selling all of the shares in the offering will result in $35,000 gross proceeds to Swingplane Ventures Inc.  We expect to disburse the proceeds from this offering in the priority set forth below within the first 12 months after successful completion of this offering:

Swingplane Ventures, Inc. intends to use the proceeds from this offering as follows:

Application of Proceeds	$		% of Total

Total Offering Proceeds		35,000	100.00

Offering Expenses
Legal & Professional Fees		1,500	4.39
Accounting Fees		2500	7.14
EDGAR Fees		700	2.00
Blue-sky Fees		800	2.29
Total Offering Expenses		5,500	15.71

Net Proceeds from Offering		29,500	84.29

Use of Net Proceeds
Accounting fees		2,500	7.14
Legal and Professional Fees		1,000	2.86
Office Equipment and Furniture		0	0.00
Office Supplies		500	1.43
Product Development (1)		7,000	20.00
Wages/Contractors (2)		6,000	17.14
Sales and Marketing		8,000	22.86
Working Capital (3)		4,500	12.86
Total Use of Net Proceeds		29,500	84.29

Total Use of Proceeds		35,000	100.00

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Note:

(1)

The category of Product Development includes, but is not limited to creating garment patterns and prototypes.

(2)

The category of Wages/Contractors includes, but is not limited to fees associated with contract labor.  The company will not be using the funds to pay the President and CEO, Mr. Diehl.

(3)

The category of General Working Capital may include, but is not limited to, postage, telephone services, overnight delivery services and other general operating expenses.

The foregoing purposes represent our best estimate of the allocation of the net proceeds from this offering based upon the current state of our business operations, current plans, and the current economic and industry conditions. Generally, any line item may be used for additional marketing expenditures in the case that the amounts weren’t expended completely. Additionally, such allocations are subject to reapportionment among the categories listed above or to new categories altogether as management may deem necessary.  The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities, the amount of cash generated or used by our operations, our competition and the other factors described in the section entitled “Risk Factors”. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our development efforts, competitive developments, the need for more working capital, opportunities to acquire additional complementary product lines and technologies and, whether our sales and marketing efforts are successful. In the event our product development efforts are not successful on the present budget we may need to reallocate funds from the sales and marketing budget to facilitate successful product development.  Additionally, any reallocation of funds may necessitate an additional capital raise. There are no assurances that the company will be able to raise additional capital from any institution or individual investors.

Item 5. Determination of Offering Price.

The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to Swingplane Ventures Inc.’s assets, book value, historical earnings, or net worth. In determining the offering price, management considered such factors as the prospects, if any, for similar companies, anticipated results of operations, present financial resources and the likelihood of acceptance of this offering.

Item 6. Dilution.

“Dilution” represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. “Net Book Value” is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of Swingplane Ventures Inc.’s issued and outstanding stock. This is due in part because of the common stock issued to the Swingplane Ventures, Inc. officer, director, and employee totaling 10,000,000 shares at par value $0.001 per share versus the current offering price of $0.01 per share. Please refer to the section titled “Certain Transactions”, herein, for more information. Swingplane Ventures, Inc. net book value on June 30, 2010 was $10,000.  Assuming all 3,500,000 shares offered are sold, and in effect Swingplane Ventures, Inc. receive the maximum estimated proceeds of this offering from shareholders, Swingplane Ventures, Inc. net book value will be approximately $0.0033 per share. Therefore, any investor will incur an immediate and substantial dilution of approximately $0.0067 per share while the Swingplane Ventures, Inc. present stockholder will receive an increase of $0.0023 per share in the net tangible book value of the shares that he holds. This will result in an 75% dilution for purchasers of stock in this offering.

This table represents a comparison of the prices paid by purchasers of the common stock in this offering and the individual who purchased shares in Swingplane Ventures, Inc. previously:

Existing Shareholder Per Share Data based on the maximum offering

Price Per Share	$0.001

Net Tangible Book Value Per Share Before the Offering	$0.001

Potential gain to existing shareholders	$0.0023

Net Tangible Book Value Per Share After the Offering	$0.0033

Increase in tangible book value per share to Original Shareholders	$0.0023

Capital Contributions	$10,000

Number of Shares outstanding before offering	10,000,000

Number of Shares after offering held by existing shareholders	10,000,000

Percentage of Ownership after offering	74%

Purchasers Per Share Data and Ownership of Shares in this offering based on the maximum offering

Price Per Share	$0.01

Dilution per share	$0.0067

Net Capital Contributions	$35,000

Percentage of capital Contributions (gross)	78%

Number of shares after offering held by Public investors	3,500,000

Percentage of ownership after offering	26%

~~Item 7. Selling Security Holders.~~

~~None.~~

Item 8. Plan of Distribution.

Offering will be Sold by Our Officer and Director.

This is a self-underwritten offering. This Prospectus is part of a Prospectus that permits our officer and director to sell the Shares directly to the public, with no commission or other remuneration payable to him for any Shares he sells. There are no plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. Matt Diehl, the sole officer and director, will sell the shares and intends to offer them to friends, family members and acquaintances. In offering the securities on our behalf, Mr. Diehl will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act

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of 1934.  In his endeavors to sell this offering, Mr. Diehl does not intend to use any mass-advertising methods such as the Internet or print media.

Mr. Diehl will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth the conditions under which a person associated with an Issuer, may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

     a. Mr. Diehl is an officer and director and is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39)of the Act, at the time of his participation; and

     b. Mr. Diehl is an officer and director and will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

     c. Mr. Diehl is an officer and director and is not, nor will he be at the time of his participation in the offering, an associated person of a broker-dealer; and

     d. Mr. Diehl is an officer and director and meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) (a) (4) (iii).

Our officer, director, control person and affiliates of same do not intend to purchase any shares in this offering.

Terms of the Offering

Swingplane Ventures, Inc. (“Company”) is offering on a best-efforts basis a maximum of 3,500,000 shares of its common stock at a price of $0.01 per share. This is the initial offering of Common Stock of Swingplane Ventures, Inc. and no public market exists for the securities being offered.  The Company is offering the shares on a “self-underwritten”, best-efforts all or none basis directly through our officer and director.  The shares will be offered at a fixed price of $.01 per share for a period not to exceed 180 days from the date of this prospectus. There is no minimum number of shares required to be purchased. This offering is on a best effort, all-or-none basis, meaning if all shares are not sold and the total offering amount is not deposited by the expiration of the offering, all monies will be returned to investors, without interest or deduction.  Matt Diehl, the sole officer and director of Swingplane Ventures Inc., intends to sell the shares directly.  No commission or other compensation related to the sale of the shares will be paid to our officer and director.  The intended methods of communication include, without limitations, telephone, and personal contact.  For more information, see the section titled “Plan of Distribution” and “Use of Proceeds” herein.

The Officer and director of the issuer and any affiliated parties thereof will not participate in this offering.

The offering shall terminate on the earlier of (i) the date when the sale of all 3,500,000 shares is completed or (ii) one hundred and eighty (180) days from the date of this prospectus.  Swingplane Ventures, Inc. will not extend the offering period beyond one hundred and eighty (180) days from the effective date of this prospectus.

There can be no assurance that all, or any, of the shares will be sold. As of the date of this Prospectus, Swingplane Ventures, Inc. has not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent. However, if Swingplane Ventures, Inc. were to enter into such arrangements, Swingplane Ventures, Inc. will file a post effective amendment to disclose those arrangements because any broker/dealer participating in the offering would be acting as an underwriter and would have to be so named in the prospectus.

In order to comply with the applicable securities laws of certain states, the securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which Swingplane Ventures, Inc. has complied. The purchasers in this offering and in any subsequent trading market must be residents of such states where the shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available. As of the date of this Prospectus, Swingplane Ventures, Inc. has not identified the specific states where the offering will be sold. Swingplane Ventures, Inc. will file a pre-effective amendment indicating which state(s) the securities are to be sold pursuant to this registration statement.

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Deposit of Offering Proceeds

The proceeds from the sale of the shares in this offering will be payable to Law Office of Clifford J. Hunt, P.A., Trust Account IOTA (“Trust Account”) and will be deposited in a non-interest bank account until the minimum offering proceeds are raised. All subscription agreements and checks should be delivered to Law Office of Clifford J. Hunt, P.A., 8200 Seminole Boulevard, Seminole, Florida 33772.  Failure to do so will result in checks being returned to the investor, who submitted the check. All subscription funds will be held in the Trust Account pending and no funds shall be released to Swingplane Ventures, Inc.until such a time as the entire offering is sold. If the entire offering is not sold and proceeds received within one hundred and eighty (180) days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. The fee of the Trust Agent is $1,000.00. (See Exhibit 99(b)).

Procedures and Requirements for Subscription

Prior to the effectiveness of the Registration Statement, the Issuer has not provided potential purchasers of the securities being registered herein with a copy of this prospectus.  Investors can purchase common stock in this offering by completing a Subscription Agreement (attached hereto as Exhibit 99(a)) and sending it together with payment in full to Law Office of Clifford J. Hunt P.A., Trust Account IOTA, 8200 Seminole Boulevard Seminole, Florida 33772.  All payments are required in the form of United States currency either by personal check, bank draft, or by cashier’s check. There is no minimum subscription requirement. Swingplane Ventures, Inc. reserves the right to either accept or reject any subscription. Any subscription rejected within this 30-day period will be returned to the subscriber within five business days of the rejection date. Furthermore, once a subscription agreement is accepted, it will be executed without reconfirmation to or from the subscriber. Once Swingplane Ventures, Inc. accepts a subscription, the subscriber cannot withdraw it.

Item 9. Description of Securities to be Registered.

Swingplane Ventures Corporation’s authorized capital stock consists of 70,000,000 shares of common stock with a par value $0.001, and 5,000,000 shares of preferred stock with a par value $0.001 per share.

COMMON STOCK

Swingplane Ventures Corporation’s authorized capital stock consists of 70,000,000 shares of common stock, with a par value of $0.001 per share.

The holders of our common stock:

     1. Have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors;

     2. Are entitled to share ratably in all of assets available for distribution to holders of common stock upon liquidation, dissolution, or winding up of corporate affairs;

     3. Do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

     4. Are entitled to one vote per share on all matters on which stockholders may vote.

NON-CUMULATIVE VOTING

Holders of Swingplane Ventures, Inc. common stock do not have cumulative voting rights,which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Swingplane Ventures, Inc. directors. After this offering is completed, and assuming all 3,500,000 shares being offered are sold, present stockholders will own approximately 74% of our outstanding shares.

PREFERRED STOCK

Swingplane Ventures, Inc. has no current plans to either issue any preferred stock or adopt any series, preferences, or other classification of the 5,000,000 shares of preferred stock authorized with a par value $0.001 as stated in the Articles of Incorporation.  The Board of Directors is authorized to (i) provide for the issuance of shares of the authorized preferred stock in series and (ii) by filing a certificate pursuant to the laws of Nevada, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, all without any further vote or action by the stockholders. Any shares of issued preferred stock would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of

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delaying, deferring, or preventing a change in control of the company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that potentially some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

PREEMPTIVE RIGHTS

No holder of any shares of Swingplane Ventures, Inc. stock has preemptive or preferential rights to acquire or subscribe for any shares not issued of any class of stock or any unauthorized securities convertible into or carrying any right, option, or warrant to subscribe for or acquire shares of any class of stock not disclosed herein.

CASH DIVIDENDS

As of the date of this prospectus, Swingplane Ventures, Inc. has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon earnings, if any, capital requirements and financial position, general economic conditions, and other pertinent conditions. Swingplane Ventures, Inc. does not intend to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in business operations.

REPORTS

After this offering, Swingplane Ventures, Inc. will furnish its shareholders with annual financial reports certified by independent accountants, and may, at its discretion, furnish unaudited quarterly financial reports.

Item 10. Interest of Named Experts and Counsel.

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

Our audited financial statement for the period from inception to June 30, 2010, included in this prospectus has been audited by Peter Messineo Certified Public Accountant, PCAOB- and CPAB-Registered Auditor, 1982 Otter Way, Palm Harbor, Florida 34685. We included the financial statements and report in their capacity as authority and experts in accounting and auditing.

Clifford J. Hunt, Esquire is counsel for our Company who has given an opinion on the validity of the securities being registered, which opinion appears elsewhere in this registration statement.  Mr. Hunt has no direct or indirect interest in us.

Item 11. Information with Respect to the Registrant.

Description of Business

General Information

Swingplane Ventures, Inc. was incorporated in the State of Nevada on June 24, 2010 under the same name. Since inception, Swingplane Ventures, Inc. has not generated any revenues and has accumulated losses in the amount of $0.00 as of June 30, 2010. Swingplane Ventures, Inc. has never been party to any bankruptcy, receivership or similar proceeding, nor have it undergone any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets not in the ordinary course of business.

Swingplane Ventures, Inc. has yet to commence planned operations to any significant measure. As of the date of this Registration Statement, Swingplane Ventures, Inc. has had only limited start-up operations and has not generated revenues. The Company will not be profitable until it derives sufficient revenues and cash flows from garment sales.  We believes that, if we obtain the proceeds from

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this offering, we will be able to implement the business plan and conduct business pursuant to the business plan for the next twelve months. Swingplane Venture s Inc.'s administrative office is located at 220 Summit Blvd. #402, Broomfield, CO 80021. Swingplane Venture s Inc.'s fiscal year end is June 30.

Business Overview

Swingplane Ventures Inc. is a development stage men's and women's golf fashion manufacturer located in Broomfield, Colorado.  The Company intends for its initial clothing line to consist of tailored-fit golf shirts, pants, and skirts.  The use of lightweight and breathable fibers that the Company intends to use could position the Company  among larger companies in a competitive market.  We plan to stay on the cutting edge of the constantly changing golf apparel market and create a reputation with the consumer of providing unique and desirable designs at affordable prices.  This market dictates that new styles and designs be introduced on a regular basis.

Our initial design s are ~~is~~ planned to be  ~~a~~ tailored-fit men's golf shirt s with shorter sleeves and unique design patterns.  Mr. Diehl currently has ~~some~~  design ~~s~~ concepts ~~in mind and has the ability to bring in Ms. Stephanie Dillon to finalize the initial shirt design, fit, and fabric.  Ms. Dillon worked for XP Apparel for 10 years and has experience in design, fabrics, fits, and manufacturing.  Currently the Company has no agreements or contracts in place with Ms. Dillon, but~~   and upon the successful completion of this offering we intend to search for professional assistance to turn these concepts into prototypes.   ~~it is expected to contract with Ms. Dillon for the initial design.  W~~ W e intend to market th e ~~is current~~ design s under the "Swingplane" brand.  Because of its fit, fibers, and design, our target market for this garment is the 15 - 35 year old male golfer as an alternative to other brands.

~~XP Apparel, Inc. is a wholesale and design garment company. Further information can be found at URL  http://stores.xpapparel.com/about.php  and is provided below.  According to XP Apparel, Inc.’s web site:~~

~~“Established in 1995, our mission is to provide superior quality apparel and consumer products at highly competitive prices. We attribute our company growth to both the referrals of loyal, satisfied customers and the efficacy of our employees.~~

~~XP is involved in a wide spectrum of activities based on our core business of licensed merchandise. We hold a variety of license contracts including, but not limited to, the United States Olympic Committee, 17 National Governing Bodies (NGBs) of Sport and many others. We maintain the highest standards allowing us to contract design and print for customers such as the NFL, NBA, NHL and Major League Baseball. We manufacture numerous private label lines of apparel and accessories using our domestic facilities as well as our international network.~~

~~XP helps to create and improve corporate identity for a number of large organizations. We have become our clients' brand "guardian". They count on us for logo and art consistency as well as cutting - edge product concepts and graphics that drive successful companies and events.~~

~~We own and operate our production facilities in order to mandate quality and provide a full line of fulfillment services to our customers. Furthermore, XP offers on - site event merchandising that has increased revenues for customers like NASCAR & Indy League, USA Volleyball, USA Cycling, USA Hockey, USA Swimming, Sturgis/Black Hills Rally, PBA, USBC and many others.”~~

Current Management is comprised of Matt Diehl, CEO and President. Mr. Diehl has over 10 years of experience in working with both small and development stage companies as well as larger established companies.  These companies include ~~,~~ SendPhotos, Inc. and large companies like JPMorgan Chase.   Prior to the last 5 years, Mr. Diehl sold financial products for JPMorgan Chase and was on the Board of Governors of the Metro Denver Economic Development Corporation representing Chase.  Mr. Diehl is an avid golfer and fashion aficionado.  Mr. Diehl distributes part of his time towards the everyday operations and forward movement of the corporation.  ~~Mr. Diehl has identified various contractors that have expressed an interest in working with him to further the business of the Company, including Stephanie Dillon, a potential contractor with over 10 years of industry experience in wholesale and custom-design clothing and materials, active/leisure design, manufacturing, and distribution.  Ms. Dillon previously worked for XP Apparel, Inc. and has offered to assist in the product design, fit, fabrics, and manufacturing of the Company’s products.  Currently there are no agreements, contracts, or engagements between the Company and Ms. Dillon.~~

Acknowledging the inherent risks involved in fashion design, we will assess the need for any patents or trademarks on a continuing basis to protect our main design(s).  Once the process is initiated, designs are initially protected under the Patent Pending Process provision while completing the full patenting process.  This protection will cover the United States, initially, also giving first priority to the European Community.

Distribution

The Company plans to initially focus its effort of distribution through online sales directly to the consumer.  With our limited resources, the cost efficiencies involved in online sales is our targeted method for the distribution of our products.  The company has secured a distinctive URL (web address) in www.swingplaneventures.com ..  A portion of the funds raised by this offering (see “Use of Proceeds”) will go toward developing our website.  Currently, the company does not have a website in place but desires to build a website upon completion of this offering.  The Company anticipates hiring an outside third party web developer to design and build the website.  The proposed website would include efforts by the Company to engage in SEO (Search Engine Optimization) and cross-marketing/linking with other golf-related websites to drive traffic to www.swingplaneventures.com ..  At this time, no other websites or companies have been engaged, negotiated with, or contracted to participate in cross-linking or cross-marketing with the Company with regard to website related activities.

Product Development

The original thought behind the design/concept was to target young golfers who are looking for stylish and comfortable golf apparel at reasonable prices.  The current design incorporates the use of breathable microfibers and design and fit desireable to today's younger golfers.  We hope that these successful design elements and company branding will create a unique distinction for Swingplane Ventures in this competitive market.

~~Immediate~~  Long term goals include the development of a full line of this innovative golf apparel comprised of shirts, pants, shorts, skirts, and hats.   Swingplane Ventures plans to offer fits, fabrics, and designs that younger golfers should find desirable and  at a reasonable prices.

Clearly defined goals, both short and long term, will be an intricate part of the daily decision making process within the organization.  It is with these defined goals in mind that allows Swingplane Ventures to feel confident with the many decisions required to maintain progressive working concepts.  Within the next 12 months, Swingplane Ventures plans to have all current design board projects patterned, prototyped, and manufacturing requirements completed for wholesale and direct markets.

Long term, Swingplane Ventures has adopted a basic outline by which future goals will be established.  As certain milestones are achieved at existing levels, new areas of design and production will be added.  These new areas translate into the introduction of more products, including golf shoes, belts, and other accessories.  As a part of Swingplane Ventures’s progressive attitude, evidenced by its designs, Swingplane Ventures will always be striving to keep up with the increasingly competitive market using new and innovative designs.  Swingplane Ventures’s intentions are to portray itself as an innovative leader in the golf apparel and active youth market sectors.

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Industry Analysis and Competition

Industry and Trend Analysis

According to Sundale Research’s State of the Industry: Golf Equipment in the U.S, report, published June of 2006, “changing demographics in the golf industry are causing a shift in golf fashions. High-tech golfwear like haute-tailored wet and wind resistant outfits and trendy footwear and gloves are driving sales.” The report goes on to say that sales of these products are expected to be more than 2.4 billion in 2010. Professional golfers are the primary source for the changes in style popularity and fabrics that younger golfers are seeking. One needs only to look at the top players in the world to see the youthful, tailored-fit styles that the pros are wearing. The market for tailored and dry-fabric golf clothing has balooned since J. Lindeberg first hit the scene in 1997 with its pioneering golf line worn by young professional golfers. Note: the most popular tour professionals with youth today are under 35 years old. These younger amateur golfers are our market.  A copy of Sundale Research’s State of the Industry report is included as an exhibit to this prospectus.

With prices now ranging from $75 to $125 for a high-end golf polo shirt, it's no wonder that new brands are emerging all the time, each trying to distinguish itself with different fabrics, cuts, fits, designs, and branding elements. As long as customers continue to want the next, best, latest golf clothing without much resistance to higher prices, the golf garment market will continue to provide opportunity for smaller independent manufacturers trying to acquire market share, especially when combining those elements with a lower price point.

There is no doubt as to the popularity of high end golf apparel evidenced by the success of J. Lindeberg, a company whose golf shirts and pants set the tone for the look that younger golfers are seeking.  Other companies such as Adidas, Puma, Nike, Ecco, Ashworth, Cutter & Buck, and Sligo have also enjoyed recent success attributed to the popularity of their design elements and fabrics.   The market for high end golf apparel is highly competitive.   As a smaller company, Swingplane Ventures will need to provide equal style and comfort at a lower price than the brands mentioned above to be competitive.   ~~Some~~  Most of our competitors have much greater financial resources and longer operating histories than we do and as a result may be able to offer their apparel at lower prices.  While we will strive to find the lowest prices for fabric and design, there are no assurances that we will be able to do so.  If we are not able to offer lower priced clothing with popular styling , we will be forced to compete with other manufacturers that have higher budgets for marketing and as such will have a competitive advantage.  Since we have not commenced planned operations to any significant measure and have not generated revenues, we do not presently possess any market share of sales generated in the industry.

However, Swingplane Ventures does not stop with golf shirts.  As a long term goal, ~~I~~ i t plans to incorporate all popular dimensions of golf wear for the younger generation.  As the next generation of golfers mature, they are demanding all their golf apparel be stylish, tailored-filling, and reasonably priced.  There are more women and girls taking up golf than ever before and yet the bulk of stylish and tailored-fit golf clothing are driven towards the aging male market.  By utilizing high quality breathable "dry" materials and desirable fits and designs, Swingplane Ventures hopes to gain popularity with the younger generation of golfers - both male and female.

Delineation of the Market Area and Identification of Target Markets

According to National Golf Foundation (http://www.golflink.com/facts_6346_many-people-play-golf-usa.html), nearly 29 million people play golf in the United States alone, and that number has remained between 25 and 30 million since 2000.  However, due to the fit, fabric, and graphics of our designs, Swingplane Ventures hopes to grow quickly with its sales and marketing efforts because non-golfers will also find the clothing to be comfortable, cool, and stylish.  The apparel of Swingplane Ventures ~~will also~~  may cross over in the active/leisure market, tennis market, and other markets where simply looking good in casual wear is desired.  W e intend to ~~ith the~~ introduc e ~~tion of~~ an 8-piece garment line into the fashion market that may increase our sales possibilities , ~~sales possibilities multiply~~    with the ability of the consumer to choose its style preference within our line.  ~~Because of the novelty of the designs and the competitive nature of our pricing points, a substantial market share may be obtained.~~

Fashion industry marketing seems to have only one worldwide boundary, the demarcation between developed and undeveloped countries.  The planned market areas will include North America, South America, Europe, Australia, and Asia.

1.

Young Men and Women Aged 15 to 21:  This is the main target sales demographic to be exploited by Swingplane Ventures Inc.  These young golfers are pre-budget age and tend to be spontaneous wave buyers.  Their purchases are predicated on what is being bought by their friends and little attention is given to cost especially within the $20.00 - $50.00 pricing range.  Most of Swingplane Ventures fashions will be priced within that range.

2.

College Men and Women: A large number of college-aged men and women play golf, tennis, and dress active/casual on a daily basis.  With the introduction of garments in school colors, traditional school support can also be realized, offering an emotional purchase.  Additionally, with a lower price point than our competition but a look that is very aggressively styled for this group, these garments can be worn off the golf course to class and other active/leisure activities.

3.

Women Golfers Aged 25 to 45 : These women make up a large part of the main demographic because this is the demographic that is calling for more stylish and better fitting activewear at more affordable prices.  Despite the offerings by our competitors, there is an apparent lack in the affordable golf apparel market for women.  Through aggressive styling, form-

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fitting/tailored-fitting, "dry" breathable fabrics, and lower price points than similar garments by other companies, Swingplane Ventures expects to meet the exacting needs of today's women golfers.

4.

Men Golfers Aged 25 to 45: These men make up an important part of our main demographic because they purchase more golf clothing than any other segment.  Because the garments are not only uniquely stylish, but also very functional and practical for all forms of exercise, the loyal demands of the active market can be met.  ~~This is a very lucrative sector as the golf and fitness industry has experienced tremendous growth over the past 10 years with no apparent slowing in sight.~~

Marketing

Swingplane Ventures will employ three (3) major marketing strategies in an effort to gain market share in the active/leisure market.  Online Marketing via the Internet, Outside Commissioned sales force, and print media adds. These strategies are listed in order of budget requirement to allow Swingplane Ventures the ability to use revenues gained from the most cost effective method of marketing (online via internet) to fund the more expensive but valuable method of marketing (commission sales) and subsequently using revenues from both of the previous to fund the most expensive and very effective form of marketing and product branding (print media).

Online Marketing

Americans spent more online on clothing in 2006 than they did on computer hardware and software for the first time in history, according to the National Retail Federation’s article, stating the first part of “The State of Retailing Online 2007,” the tenth annual Shop.org study conducted by Forrester Research, which surveyed 170 retailers.  To read the article online, please visit http://www.nrf.com/modules.php?name=news&op=viewlive&sp_id=292.

And, according to the U.S. Census Bureau, “E-Stats, 2008 E-commerce Multi-sector Report’’ (published May 2010), online clothing and clothing accessories sales grew from $2.061 billion in 2007 to $2.539 billion in 2008.  That report can be found online at the following URL:

http://www.census.gov/compendia/statab/cats/wholesale_retail_trade/online_retail_sales.html

Also, the overview report can be found at URL:

http://www.census.gov/econ/estats/index.html

This report shows tables with the overall growth of online sales from 2000 to 2008 which the Company finds very encouraging.

~~The report found the apparel, accessories and footwear category reached $18.3 billion in 2006 and is expected to hit $22.1 billion in 2007, when 10 percent of all clothing sales are expected to occur online, in part because of liberal shipping policies and new technologies that allow consumers to better “see” what they’re buying.~~

Given the above statistic along with the relative ease and cost effectiveness in creating an online marketing presence,  Swingplane Ventures feels that once the garments have been produced, it can start generating revenues with comparatively little cash outlay.  Through the online tools offered by companies like Google, E-Bay, and Craig’s List, Swingplane Ventures will be able to reach a global audience with the same capital as used to be necessary to reach a very local limited market.

Additionally, social media outlets such as Twitter, Facebook, MySpace, and many others have opened up a new and powerful method for shoppers to share their likes and dislikes for products.  Properly placed and managed social media networks for the company will provide Swingplane Ventures with tools to generate revenue from online purchases with comparatively little cash outlay.

Commissioned Sales Force

Once revenues are generated from online sales and a full line of products have been prototyped, developed, and produced, Swingplane Ventures’s plan is to implement sales via an outside commissioned sales force.  The only costs to the company is the creation of samples for each and every sales person to have as well as print media to properly promote all of the products.  With the introduction of a full fashion line, Swingplane Ventures plans to be represented in all major fashion marts located in Los Angeles, Chicago, New York, and Dallas. All formal representation will be done on a commission basis. With available investment capital, it will be possible to supply all major distributors with the necessary samples for proper displaying.  Additionally, commissioned sales people will contact golf clubs via telephone to introduce the club managers to our offerings and drive them to the company website.  Swingplane Ventures ~~expects~~  has set goals to be represented in hundreds, or even thousands of golf courses and clubs around the country. Currently, Swingplane Ventures does not have any representation in any golf courses or golf clubs.

Print Media

In order to properly brand the Swingplane Ventures products an extensive print media campaign will have to be utilized.  The pitfall to this method of marketing and branding is the relative high cost when compared to online marketing and commissioned sales.  Although online sales growth statistics are overwhelmingly positive, strong competitors in the apparel industry still rely on traditional print media for product marketing and more importantly, product branding.  ~~Because of the high cost involved in this medium, Swingplane Ventures realizes that it will need to generate increased revenues to be able to compete in this medium.~~   Advertising statistics show that a consumer generally needs to see a product 4 – 6 times prior to actively participating in a purchase.  Most rate cards for monthly publications are designed for the advertiser to purchase 6 consecutive months of advertising space to be effective in achieving its marketing/branding goal.

Media advertising will be monitored closely and handled as efficiently as possible. With magazine advertising costs mentioned above, publications will be carefully selected. Joint advertising campaigns will be sought out ~~encouraged~~  between Swingplane Ventures and larger

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distributors such as department stores. We do not currently have any joint advertising campaigns with larger distributors.   Joint campaigns are a viable way to stretch the advertising dollar. Markets intended to be covered in our monthly media effort will include golf, sports, tennis, youth athletics, and casual wear worlds.  With the associated costs, photography and models, a six month print media campaign can be quite expensive for our Company at the present.  Swingplane Ventures has done the necessary due diligence on this marketing medium and plans to incorporate this in our next phase of operations.

12 Month Growth Strategy and Milestones

Our mission is to maximize shareholder value through expanding the scope of operations and evaluating and cultivating new and alternative revenue generating opportunities.  The Company is committed to development of new and innovative products.  While a strategic and wisely executed marketing campaign is key to expanding our wholesale and retail customer base; providing new, cutting-edge, innovative products will position the Company in the best possible way for long term success.

The Company planned the goals and milestones based on raising $35,000 through this offering. We have taken careful consideration to budget the $35,000 to sustain operations for a twelve-month period following the closing of this offering.  In the event that we do not realize the full proceeds from this offering and are required to promptly return investor subscription proceeds, we will be forced to scale back our efforts to accomodate for a reduced amount of capital from other potential, yet unknown, sources.  In this event, the Company plans to have a strategic planning session to budget for this shortfall.

We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our development efforts, competitive developments, the need for more working capital, opportunities to acquire additional complementary product lines and technologies and, whether our sales and marketing efforts are successful. In the event our product development efforts are not successful on the present budget we may need to reallocate funds from the sales and marketing budget to facilitate successful product development.  Additionally, any reallocation of funds may necessitate an additional capital raise. There are no assurances that the company will be able to raise additional capital from any institution or individual investors.

Note: The Company planned the milestones based on quarters following the closing of the offering.

Quarter

0-3 Months

•

Finish garment designs currently proposed

•

Create patterns and prototypes

•

Explore online marketing options

•

Interview Photographers and Models

4-6 Months

•

Begin development of Online Marketing Website

•

Hire photographer and determine photo shoot layout

•

Hire models and prepare garments for photo shoot

•

Continue design work on initial product line

•

1st Photo Shoot

•

Negotiate for online merchant account

7-9 Months

•

Purchase garments for sale and promotional distribution efforts

•

Finish Website “look and feel” design with full e-commerce

•

Add content to website from photo shoot

•

Integrate shopping cart for online sales

•

Determine online marketing venues based on budget (Google, E-Bay; vertical apparel markets)

10-12 Months

•

Analyze online marketing and make necessary changes for increased sales

•

Continue to develop design ideas for long term product line ~~and add additional accessories such as hats and belts~~

•

Prepare for year 2 marketing and possible long term introduction of ~~with~~  commission ed sales force

Patents and Trademarks

At the present we do not have any patents or trademarks.

Acknowledging the inherent risks involved in fashion design, we will assess the need for any patents or trademarks on a continuing basis to protect our main design(s).  Once the process is initiated, designs are initially protected under the Patent Pending Process provision while completing the full patenting process.  This protection will cover the United States, initially, also giving first priority to the European Community.

Need for any Government Approval of Products or Services

We do not require any government approval for our products or services.

Link to Table of Contents

Research and Development Activities

Other than time spent researching our proposed business the Company has not spent any funds on research and development activities to date.  Swingplane Ventures does plan to spend funds on Product Development as detailed in sections titled “Use of Proceeds”, “Description of Business” and “Management’s Discussion and Analysis or Plan of Operation”.

Environmental Laws

Our operations are not subject to any Environmental Laws.

Employees and Employment Agreements

We currently have one employee, our executive officer, Matt Diehl who currently devotes 10 hours a week to our business and is responsible for the primary operation of our business. There are no formal employment agreements between the company and our current employee.

Description of Property

We do not own any real property.  Our business is presently operated from the residence of our President located at 220 Summit Blvd. #402, Broomfield, CO 80021.   Mr. Diehl, the sole officer and director of the Company provides the office space free of charge and no lease exists.  We consider our current principal office space arrangement adequate and will reassess our needs based upon the future growth of the company.

Legal Proceedings

We are not currently a party to any legal proceedings nor are any contemplated by us at this time.

Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters

No public market currently exists for shares of our common stock.  Following completion of this offering, we intend to apply to have our common stock listed for quotation on the Over-the-Counter Bulletin Board.

Impact of the “Penny Stock” Rules On Buying Or Selling Our Common Stock

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock.  The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act.  The shares will remain penny stocks for the foreseeable future.  The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment.  Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act.  Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which:

•

Contains a description of the nature and level of risk in the market for penny stock in both Public offerings and secondary trading;

•

Contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the Securities Act of 1934, as amended;

•

Contains a brief, clear, narrative description of a dealer market, including “bid” and “ask” price for the penny stock and the significance of the spread between the bid and ask price;

•

Contains a toll-free number for inquiries on disciplinary actions;

•

Defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

•

Contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation.

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The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

•

The bid and offer quotations for the penny stock;

•

The compensation of the broker-dealer and its salesperson in the transaction;

•

The number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

•

Monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules.  Therefore, stockholders may have difficulty selling their securities.

REGULATION M

Our officer and director, who will offer and sell the Shares, is aware that he is required to comply with the provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended.  With certain exceptions, Regulation M precludes the officers and directors, sales agents, any broker-dealer or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Reports to Security Holders

We will file reports and other information with the U.S. Securities and Exchange Commission (“SEC”).  You may read and copy any document that we file at the SEC’s public reference facilities at 100 F. Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-0330 for more information about its public reference facilities.  Our SEC filings will be available to you free of charge at the SEC’s web site at www.sec.gov.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.  The management’s discussion, analysis of financial condition, and results of operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this prospectus.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred an accumulated deficit of $8,549 for the period from inception to September 30, 2010.  As the Company's business operations have been focused on developing our business plan and market research, this raises substantial doubt about the Company's ability to continue as a going concern.

~~The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred an accumulated deficit of $0.00 for the period from inception to June 30, 2010.  As the Company's business operations have been focused on developing our business plan and market research, this raises substantial doubt about the Company's ability to continue as a going concern.~~

The following table provides selected financial data about our company for the period from the date of inception through June 30, 2010.  For detailed financial information, see the financial statements included in this prospectus.

Balance Sheet Data:

	September 30, 2010 (unaudited)	June 30, 2010 (audited)
Cash	$ 3,327	$ 10,000
Total assets	$ 3,327	10,000
Total liabilities	1,786	0
Shareholders’ Equity	1,541	$ 10,000

~~Cash~~	~~$~~	~~10,000~~
~~Total assets~~	~~$~~	~~10,000~~
~~Total liabilities~~	~~$~~	~~0~~
~~Shareholders’ Equity~~	~~$~~	~~10,000~~

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Other than the shares offered by this prospectus, no other source of capital has been identified or sought.  If we experience a shortfall in operating capital prior to funding from the proceeds of this offering, our director has verbally agreed to advance the company funds to complete the registration process.

Plan of Operation

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the period ended ~~June~~ September 30, 2010, Company has had no operations.  As of ~~June~~   September 30, 2010, the Company has not emerged from the development stage.  In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to begin operations and to achieve a level of profitability.  The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.  The financial statements of the Company did not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern. As shown in the accompanying financial statements, the Company has ~~a negative current ratio~~  minimal working capital of $1,541, as of September 30, 2010 and the Company has incurred an accumulated deficit of $8,459 for the period from Inception to September 30, 2010. ~~and Company has incurred an accumulated deficit of $0.00 for the period from Inception to June 30, 2010.~~  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its planned business.  Management has plans to seek additional capital through a private placement and public offering of its common stock. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Proposed Milestones to Implement Business Operations

The following milestones are estimates only.  The working capital requirements and the projected milestones are approximations only and subject to adjustment based on costs and needs.  Our 12 month budget is based on minimum operations which will be completely funded by the $35,000 raised through this offering.  If we begin to generate profits we will increase our marketing and sales activity accordingly.  We estimate sales to begin in the third quarter following closing of the offering.  Because our business is driven by actual sales of garments, our revenue requirements will be reviewed and adjusted based on those actual sales.  The costs associated with operating as a public company are included in our budget.  Management will be responsible for the preparation of the required documents to keep the costs to a minimum.

The Company planned the goals and milestones based on raising $35,000 through this offering. We have taken careful consideration to budget the $35,000 to sustain operations for a twelve-month period following the closing of this offering.  In the event that we do not realize the full proceeds from this offering and are required to promptly return investor subscription proceeds, we will be forced to scale back our efforts to accomodate for a reduced amount of capital from other potential, yet unknown, sources.  In this event, the Company plans to have a strategic planning session to budget for this shortfall.

In the event our product development efforts are not successful on the present budget we may need to reallocate funds from the sales and marketing budget to facilitate successful product development.  Additionally, any reallocation of funds may necessitate an additional capital raise. There are no assurances that the company will be able to raise additional capital from any institution or individual investors.

We plan to complete our milestones as follows:

0- 3 MONTHS

Management will concentrate on the completion of the Registration Statement and finish the garment designs currently proposed.  We estimate this will cost approximately $3,000 and have budget this cost in the Wages/Contractor line item in the Use of Proceeds.  The Company will also start working on creating the patterns and prototypes.  Swingplane Ventures estimates this will cost approximately $2,000 and this amount is budgeted in the Product Development line item in the Use of Proceeds.  Swingplane Ventures also plans to explore online marketing options and interview photographers and models.  The Company does not anticipate any fees associated with these duties and if any costs do arise they will come from the Working Capital line item in the Use of Proceeds.

4-6 MONTHS

Swingplane Ventures has secured the web domain www.swingplaneventures.com   and plans on developing our Online Marketing Website ..  We utilized WebpageFX ( www.webpagefx.com ) to project that the cost ~~at an initial cost~~  of an initial website with basic graphic design and small page count to cost ~~approximately~~ between $3,000 and $5,000.  We have decided to keep the design to a minimum and as such the cost would be approximately $3,000 and is budgeted in the Sales and Marketing line item of the Use of Proceeds.  During this timeframe, the Company plans to hire a photographer, determine a photo shoot layout, hire a model and prepare garments for a photo shoot.  The Company estimates this will cost approximately $2,000 and is budgeted in the Sales and Marketing line item.  The Company will continue design work on the clothing line.  We have budgeted $2,000 from Wages/Contractor line item to address this item.  The Company plans to start negotiations for an online merchant account during this timeframe.

7-9 MONTHS

Purchase garments for sale and promotional distribution efforts we have budgeted at a cost of approximately $5,000. This cost is budgeted in the Product Development line item of the Use of Proceeds.  We plan to finish the website “look and feel” design with full e-commerce and add the content of the photo shoot.  The website will integrate a “shopping cart” for online sales and we will determine online marketing venues such as Google, E-Bay and other vertical market venues.  We utilized WebpageFX ( www.webpagefx.com ) to project that the cost of adding a basic e-commerce aspect to the website would cost between $2,000 and $4,000.   The Company estimates it will cost ~~a maximum of~~  approximately $3,000 for this project and this budgeted in the Sales and Marketing line item of the Use of Proceeds.

10-12 MONTHS

Analyze online marketing efforts and make necessary changes for increasing sales.  The Company plans to continue to develop design ideas  for ~~and expand~~  the “Swingplane" clothing line ~~, including accessories such as hats and belts~~ ..  The Company has allocated from the Sales and Marketing budget and $1,000 from the Wages/Contractor budget to address the plans listed.  Future long term plans are ~~At this timeframe or sooner, the Company plans to~~   to prepare a detailed two year marketing plan to incorporat e ~~ing~~ a potential commissioned sales force.

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Note: The Company planned the milestones based on quarters following the closing of the offering.  ~~Any line item amounts not expended completely, as detailed in the Use of Proceeds, shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations.~~    Any line item may be used for additional marketing or product development expenditures in the case that the amounts were no ~~'~~ t expended completely.   We currently consider the foregoing project timeline to be accurate to the best of our estimations and intend to use the proceeds from this offering first and primarily along this project timeline. However, depending on the changing needs of our business and market opportunities, management may reallocate funds should we determine that our business will benefit more from such expenditures.   Accordingly, our management will have discretion in the application of proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

The foregoing purposes represent our best estimate of the allocation of the net proceeds from this offering based upon the current state of our business operations, current plans, and the current economic and industry conditions. Generally, any use of proceeds line item may be used for additional marketing or product development expenditures in the case that such line item amounts were not expended completely. Additionally, such allocations are subject to reapportionment among the use of proceeds categories or to new categories altogether as management may deem necessary.  The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities, the amount of cash generated or used by our operations, our competition and the other factors described in the section entitled “Risk Factors”.

We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our development efforts, competitive developments, the need for more working capital, opportunities to acquire additional complementary product lines and technologies and, whether our sales and marketing efforts are successful. In the event our product development efforts are not successful on the present budget we may need to reallocate funds from the sales and marketing budget to facilitate successful product development.  Additionally, any reallocation of funds may necessitate an additional capital raise. There are no assurances that the company will be able to raise additional capital from any institution or individual investors.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Critical Accounting Policies

A. Basis Of Accounting

The financial statements are prepared using the accrual method of accounting.  The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.  The Company has elected a June 30 year end.

B. Basic Earnings Per Share

The Company has adopted Financial Accounting Standards Board (“FASB”) Statement Number 128, “Earnings per Share” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net income/loss by the weighted average number of shares of common stock outstanding during the period.  There are no dilutive shares outstanding.  No significant realized exchange gains or losses were recorded from inception (June 24, 2010) to June 30, 2010.

C. Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.  The Company had $10,000 in cash and cash equivalent at June 30, 2010.

D. Use Of Estimates And Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

E. Income Taxes

Deferred  income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with SFAS Number 109, “Accounting for Income Taxes,” which requires the use of the asset/liability method of accounting for income taxes.  Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

New Accounting Pronouncements

Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

Financial Disclosure

Our fiscal year end is June 30.  We intend to provide financial statements audited by an Independent Registered Accounting Firm to our shareholders in our annual reports.  The audited financial statements for the period from the date of incorporation, June 24, 2010, to June 30, 2010 are located in the section titled “Financial Statements”.

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Directors and Executive Officers

Directors of the corporation are elected by the stockholders to a term of one year and serve until a successor is elected and qualified.  Officers of the corporation are appointed by the Board of Directors to a term of one year and serves until a successor is duly appointed and qualified, or until he or she is removed from office.  The Board of Directors has no nominating, auditing or compensation committees.

The names and ages of our directors and executive officers are set forth below:

Directors and Executive Officers

Name	Age	Position
Matthew Diehl	3 4 ~~3~~	President, Secretary and Chairman of the Board of Directors (1)

(1)

Mr. Diehl will serve as a director until the next annual shareholder meeting.

The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies.  No date for the next annual meeting of stockholders is specified in the Company's bylaws or has been fixed by the Board of Directors.  The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

Background of Executive Officers and Director

The following information sets forth the backgrounds and business experience of the directors and executive officers.

MATTHEW DIEHL, PRESIDENT, SECRETARY AND CHAIRMAN OF THE BOARD OF DIRECTORS

Mr. Diehl has over 10 years of experience in business development in both early stage  and established companies like SendPhotos, Inc. and large companies like JPMorgan Chase.    ~~Prior to the last 5 years~~ From early 2002 to May of 2005 , Mr. Diehl sold financial products , primarily home mortgage loans as a Loan Officer, for JPMorgan Chase ..  Towards the end of his tenure there, from approximately September of 2004 through April of 2005, Mr. Diehl  ~~and~~    was on the Board of Governors of the Metro Denver Economic Development Corporation representing Chase.   As a member of this Board, Mr. Diehl voted on political and other measures to be performed on behalf of the Board to grow economic development in and around the Denver metro area.  He was not compensated for his Board membership as his efforts were volunteered on a monthly-meeting basis.   In the last five years, he has worked with SendPhotos, Inc. as ~~(~~ Director of Sales and Operations ~~)~~ from May of 2005 until it was acquired by Avanquest Software in October of 2006 and stayed on at Avanquest as the ~~(~~ Multimedia Sales Manger ~~)~~ through October of 2007.   In those roles Mr. Diehl sold business-to-business software products and direct-to-consumer software products as well as assisting in general operations, web-site marketing and software product design.  We believe that this specific experience at SendPhotos, Inc. and subsequently with Avanquest Software makes Mr. Diehl an asset to the Company as we begin design and development of our own website and online marketing strategies.

After that, he headed up the photo kiosk program for LifePics, Inc. as the ~~(~~ Kiosk Product Manager ~~)~~ , which entailed managing the development of photo software for kiosk hardware. He managed a team of software developers as well as assisting in software product design, website marketing and business-to-business sales.  After growing that part of the business from January of 2008, ~~until~~  that division was broken up in October ~~late~~ 2008.   Again, the Company feels that Mr. Diehl’s experience being part of a growing small business as well as website design and online marketing strategies lends to the Company’s current needs.   Since then, he has been COO and a director for TapSlide, Inc., where he is currently working ~~to catch up on its delinquent filings~~ on a part-time basis.  Mr. Diehl devotes about 5-10 hours per week on TapSlide ..   TapSlide has a mobile software application for sale in the Apple App Store called Inked Magazine, which sells for $1 ~~0~~ ..99 each.  TapSlide has generated some revenues from this application and has operations, though not substantial, and is currently working to catch up on its delinquent filings.    In January 2010, Mr. Diehl started a limited liability company for his consultancy and business development skills called AppVineyard, LLC in Colorado.  He spends the majority of his time with his own company, AppVineyard, LLC selling software applications and business development services.

Furthermore, Mr. Diehl agreed on August 8, 2010 to come aboard ~~consult~~ temporarily, as an ~~o~~ O fficer and D ~~d~~ irector, for PaperFree Medical Solutions, Inc. in order to assist in the ~~filing of a Form 15 and~~  search for an ~~o~~ O fficer and D ~~d~~ irector more qualified than Mr. Diehl to move that company forward.  Mr. Diehl ~~spends less than five percent (5%) of his time, or two hours per week, consulting for PaperFree Medical Solutions, Inc. and intends to resign as soon as a suitable replacement is found.~~ resigned from PaperFree Medical Solutions on November 16, 2010 and has no further involvement with the Company whatsoever. It is the responsibility of PaperFree Medical Solutions to file a Form 8-K to disclose the resignation of Mr. Diehl but unfortunately at the time of this statement, no such Form 8-K has been filed. A copy of Mr. Diehl’s resignation has been attached as reference hereto.

    Mr. Diehl is an avid golfer and fashion aficionado.  Because of his experience in business development, corporate growth and expansion, and public company experience, the Company believes that Mr. Diehl is an ideal candidate for D ~~d~~ irector and O ~~o~~ fficer.  Mr. Diehl distributes part of his time towards the everyday operations and forward movement of the corporation.

Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of our common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes of ownership of our common stock.  Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

We intend to ensure to the best of our ability that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners are complied with in a timely fashion.

Executive Compensation

Currently, our officer and director receives no compensation, other than shares of common stock previously issued, for his services during the development stage of our business operations.  He is reimbursed for any out-of-pocket expenses that he incurs on our behalf.  In the future, we may approve payment of salaries for officers and directors, but currently, no such plans have been approved.  We also do not currently have any benefits, such as health or life insurance, available to our employees.

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Summary Compensation

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
						Nonequity	Nonqualified	All other	Total
				Stock	Option	incentive	deferred	compen-
		Salary	Bonus	Awards	Award(s)	plan	compensation	sation
Name and principal position	Year	($)	($)	($)	($)	compensation($)	earnings($)	($)	($)
Matthew R. Diehl (1), President,	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Secretary and Chairman of the
Board of Directors

(1)

There is no employment contract with Mr. Diehl at this time.  Nor are there any agreements for compensation in the future.  A salary and stock options and/or warrants program may be developed in the future.

Option Grants

There have been no individual grants of stock options to purchase our common stock made to the executive officer named in the Summary Compensation Table.

Aggregated Option Exercises and Fiscal Year-End Option Value

There have been no stock options exercised by the executive officer named in the Summary Compensation Table.

Long-Term Incentive Plan (“LTIP”) Awards

There have been no awards made to a named executive officer in the last completed fiscal year under any LTIP.

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as directors.  The Board of Directors has the authority to fix the compensation of directors.  No amounts have been paid to, or accrued to, our director in such capacity.

Employment Contracts and Officers’ Compensation

Since the date of incorporation on June 24, 2010 Swingplane Ventures, Inc. has not compensated Mr. Diehl, the president, secretary and treasurer. The Board of Directors will determine future compensation and, as appropriate, employment agreements executed.   We do not have any employment agreements in place with our sole officer and director.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares.  The table also reflects what the percentage of ownership will be assuming completion of the sale of all shares in this offering, which we cannot guarantee.  The stockholder ~~s~~ listed below ha s ~~ve~~ direct ownership of his ~~their~~ shares and possess es sole voting and dispositive power with respect to the shares.

Beneficial Ownership

Amount and Nature of Beneficial Ownership Percent of Class (1)(2)
Title of Class	Name and Address of Beneficial Owner	Before Offering	After Offering	Before Offering	After Offering(3)
Common Stock	Matthew R. Diehl 220 Summit Blvd. #402 Broomfield, CO 80021	10,000,000	10,000,000	100%	74.07%

Common Stock	All Executive Officers and Directors as a Group (1)	10,000,000	10,000,000	100%	74.07%

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(1) The percentages are based on a Before-Offering total of 10,000,000 shares of common stock issued and outstanding as of the date of this prospectus and assume none of the 10,000,000 shares of our ~~selling~~ current security holder ’ s ~~’~~ shares will be sold and all of the ~~$~~ 3,500,000 shares registered in the offering will be sold.

(2)  As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or share investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of a security).

(3)  Assumes the sale of the maximum amount of this offering (3,500,000 shares of common stock) by Swingplane Ventures, Inc. The aggregate amount of shares to be issued and outstanding after the offering is 13,500,000.

Future Sales By Existing Stockholder ~~s~~

A total of 10,000,000 shares have been issued to the existing stockholder, all of which are held by our sole officer and director and are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Act.  Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition.  Any sale of shares held by the existing stockholder (after applicable restrictions expire) and/or the sale of shares purchased in this offering (which would be immediately resalable after the offering), may have a depressive effect on the price of our common stock in any market that may develop, of which there can be no assurance.

Our principal shareholder does not have any plans to sell his shares at any time after this offering is complete.

Certain Relationships and Related Transactions

Matt Diehl is our sole officer and director.  We are currently operating out of the premises of Mr. Diehl the officer and director of our Company, on a rent-free basis for administrative purposes.  There is no written agreement or other material terms or arrangements relating to said arrangement.

We do not currently have any conflicts of interest by or among our current officer, director, key employee or advisors.  We have not yet formulated a policy for handling conflicts of interest, however, we intend to do so upon completion of this offering and, in any event, prior to hiring any additional employees. We do not presently have any independent directors.  We consider independent directors to be individuals who are not employed by the Company in any capacity and who do not have any equity ownership interest in the Company.  Our Board of Directors is comprised of our President, Matt Diehl.  We intend to seek independent directors for our board of directors when the Company begins generating revenues and we are able to provide compensation for our board of director members.

At the date of incorporation, a stock subscription was received for 10,000,000 shares of our $0.001common stock, at par for $10,000, which was received as of June 30, 2010.

Transactions With Related Persons, Promoters and Certain Control Person

To the best of our knowledge there are no transactions involving any director, executive officer, or any security holder who is a beneficial owner or any member of the immediate family of the officers and directors, or any related persons or promoters.

Item 12. Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Pursuant to the Articles of Incorporation and By-Laws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest.  In certain cases, we may advance expenses incurred in defending any such proceeding.  To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees.  With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.  The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such

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indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Available Information

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the U.S. Securities and Exchange Commission.  Upon completion of the registration, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-K, 10-Q, and 8-K, proxy statements, under Section 14 of the Exchange Act and other information with the Commission.  Such reports, proxy statements, this registration statement and other information, may be inspected and copied at the public reference facilities maintained by the Commission at 100 Fifth Street NE, Washington, D.C. 20549.  Copies of all materials may be obtained from the Public Reference Section of the Commission’s Washington, D.C. office at prescribed rates.  You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

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INDEX TO FINANCIAL STATEMENTS

SWINGPLANE VENTURES, INC.

(A Development Stage Company)

For the Period from June 24, 2010 (Date of Inception)

Through June 30, 2010

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Peter Messineo Certified Public Accountant 1982 Otter Way Palm Harbor FL 34685 peter@cpa-ezxl.com T 727.421.6268 F 727.674.0511

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Swingplane Ventures, Inc.:

I have audited the balance sheets of Swingplane Ventures, Inc. as of June 30, 2010 and the related statement of operations, changes in stockholder’s equity, and cash flows for the year  then ended and for the period June 24, 2010 (date of inception) through June 30, 2010.  These financial statements were the responsibility of the Company’s management.  My responsibility was to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements were free of material misstatement.  The Company was not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting.  My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, I express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Swingplane Ventures, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended and for the period June 24, 2010 (date of inception) through June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has no revenues from operation, has not emerged from the development stage, and is requiring traditional financing or equity funding to commence its operating plan.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Further information and management’s plans in regard to this uncertainty were also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Peter Messineo, CPA

Peter Messineo, CPA

Palm Harbor, Florida

July 30 ~~27~~ , 2010

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Swingplane Ventures, Inc. (A Development Stage Corporation) Balance Sheet

June 30, 2010

Assets
Cash	$10,000
Total current assets	10,000

Total assets	$10,000

Liabilities and Stockholders’ Equity

Stockholders’ deficit:
Common stock; $0.001 par value; 75,000,000 shares authorized; 10,000,000 shares issued and outstanding	$10,000
Capital in excess of par value	-
Accumulated earnings during development stage	-
Total stockholders’ equity	10,000
Total liabilities and stockholders’ equity	$10,000

The Accompanying notes are an integral part of the financial statements

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Swingplane Ventures, Inc. (A Development Stage Corporation) Statement of Operations

For the Period from June 24, 2010 (Date of Inception) through June 30, 2010

Revenue:
Sales	$-
-

Expenses:
Selling, general and administrative	-
-

Net loss	$-

Net loss per common share, basic and diluted	$0.00

Weighted average number of common shares, basic and diluted	10,000,000

The accompanying notes are an integral part of the financial statements.

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Swingplane Ventures, Inc. (A Development Stage Corporation) Statement of Stockholders’ Deficit For the Period from June 24, 2010 (Date of Inception) through June 30, 2010

	Common Stock		Capital in Excess of	Accumulated	Total Stockholders’
	Shares	Amount	Par Value	Deficit	Deficit

Balance, June 24, 2010 (Date of Inception)		$-	$-	$-	$-
Issuance of common stock for cash (June 24, 2010)	10,000,000	10,000	-	-	10,000
Net loss for the period June 24, 2010 (Date of Inception) through June 30, 2010	-	-	-	-	-
Balance, June 30, 2010	10,000,000	$10,000	$0	$0	$10,000

The accompanying notes are an integral part of the financial statements.

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Swingplane Ventures, Inc. (A Development Stage Corporation) Statement of Cash Flows

For the Period from June 24, 2010 (Date of Inception) through June 30, 2010

Operating activities
Net loss	$0
Adjustments to reconcile net loss to net cash used
by operating activities:
Net cash used by operating activities	0

Investing activities
Net cash used by investing activities	0

Financing activities
Proceeds from issuance of common stock	10,000
Net cash provided by financing activities	10,000

Net increase (decrease) in cash and cash equivalents	10,000

Cash and cash equivalents, beginning of period	0

Cash and cash equivalents, end of period	$10,000

Supplemental information:
Cash paid during the year for interest	$0
Cash paid during the year for taxes	$0

The accompanying notes are an integral part of the financial statements.

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Swingplane Ventures, Inc.

 (A Development Stage Corporation)

Notes to Financial Statements

For the Period from June 24, 2010 (Date of Inception) through June 30, 2010

1.

Background Information.

Swingplane Ventures, Inc. (the “Company”), a Nevada corporation, is a development stage men’s and women's golf fashion manufacturer located in Broomfield, Colorado.  The Company's initial clothing line consists of tailored-fit golf shirts, pants and skirts that younger golfers are demanding from the standpoint of comfort, style and fabric.  The Company plans to stay on the cutting edge of the constantly changing golf apparel market and our goal is to create a quality reputation within the youthful golfing community and golf garment marketplace.

The first designs will take into consideration of the fit, style and fabrics that younger golfers are demanding, including tailored-fit shirts with shorter sleeves and fabrics that are wet and wind resistant, such as microfibers used today in tennis and active wear tops.  Our initial design is a tailored-fit men's golf shirt with shorter sleeves and unique (and colorful) design patterns.  This current design will be marketed under the "Swingplane Ventures" brand.  Because of its fit, fibers, and design, this garment will attract the 12 - 35 year old male golfer market as an alternative to much higher priced brands with similar styling.

2.

Going Concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  For the period ended June 30, 2010, the Company has had no operations.  As of June 30, 2010, the Company has not emerged from the development stage.  In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to begin operations and to achieve a level of profitability.  The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.  The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.

Significant Accounting Policies.

The significant accounting policies followed are:

FASB Codification - In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles, effective for interim and annual reporting periods ending after September 15, 2009. This statement establishes the Codification as the source of authoritative accounting principles used in the preparation of financial statements in conformity with generally accepted accounting principles. The Codification does not replace or affect guidance issued by the SEC or its staff. As a result of the Codification, the references to authoritative accounting pronouncements included herein in our Form S-1/A now refer to the Codification topic section rather than a specific accounting rule as was past practice.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents - All cash, other than held in escrow, is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Temporary cash investments with an original maturity of three months or less are considered to be cash equivalents.

Research and development expenses - Expenditures for research, development, and engineering of products are expensed as incurred.

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Common stock - The Company records common stock issuances when all of the legal requirements for the issuance of such common stock have been satisfied.

Revenue and cost recognition – The Company has no current source of revenue; therefore the Company has not yet adopted any policy regarding the recognition of revenue or cost.

Advertising Costs - The Company’s policy regarding advertising is to expense advertising when incurred.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB ASC 740-10 “Uncertainty in Income Taxes” (ASC 740-10), on January 1, 2007. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10.  If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Earnings (Loss) Per Share - Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted loss per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and the conversion of notes payable to common stock. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti*dilutive and thus are excluded from the calculation. At June 30, 2010, the Company did not have any potentially dilutive common shares.

Financial instruments – In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities.  The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2010. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due

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to the short-term nature of these instruments. These financial instruments include accounts receivable, other current assets, accounts payable, accrued compensation and accrued expenses. The fair value of the Company’s notes payable is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.

On June 24, 2010, the Company applied ASC 820 for all non-financial assets and liabilities measured at fair value on a non-recurring basis. The adoption of ASC 820 for non-financial assets and liabilities did not have a significant impact on the Company’s financial statements.

Subsequent events  - Subsequent events have been evaluated through the date of the audit report, which were available to be issued.

Recent accounting pronouncements

At inception the Company adopted ASC 470, Debt with Conversion and Other Options – Cash Conversion (“ASC 470”) (formerly referenced as FASB Staff Position APB No. 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. Where applicable, ASC 470 must be applied retrospectively to all periods presented. The adoption of ASC 470 did not have an impact on the Company’s financial statements.

In August 2009, the Financial Accounting Standards Board or FASB issued Accounting Standards Update 2009-05, Fair Value Measurements and Disclosures (“Topic 820”) - Measuring Liabilities at Fair Value an Update 2009-05. Update 2009-05 amends subtopic 820-10, "Fair Value Measurements and Disclosures- Overall" and provides clarification for the fair value measurement of liabilities in circumstances where quoted prices for an identical liability in an active market are not available. The amendments also provide clarification for not requiring the reporting entity to include separate inputs or adjustments to other inputs relating to the existence of a restriction that prevents the transfer of a liability when estimating the fair value of a liability. Additionally, these amendments clarify that both the quoted price in an active market for an identical liability at the measurement date and the quoted price for an identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are considered Level 1 fair value measurements. These requirements are effective for financial statements issued after the release of Update 2009-05. The Company adopted the requirements on June 24, 2010 and it did not have a material impact on our financial position, results of operations or related disclosures.

Other recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.

4.

Income Taxes.

There is no current or deferred income tax expense or benefit for the period ended June 30, 2010.

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The items causing this difference are as follows:

June 24, 2010 (Date of Inception) through June 30, 2010
Tax benefit at U.S. statutory rate	$-
State income tax benefit, net of federal benefit	-
$-

The Company did not have any temporary differences for the period from June 24, 2010 (Date of Inception) through June 30, 2010.

5. ~~Stock Subscription and~~  Related Party Transactions

On June 24, 2010, the Company sold 10,000,000 shares of its $0.001 common stock to an officer of the Company for a $10,000 .. ~~stock subscription receivable.~~

The officers and directors of the Company are involved in other business activities and may, in the future, become   involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

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The Company does not own or lease property or lease office space. The office space used by the Company was arranged by the founder of the Company to use at no charge.

The above amount is not necessarily indicative of the amount that would have been incurred had a comparable transaction been entered into with independent parties.

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Swingplane Ventures, Inc.

(A Development Stage Corporation)

Financial Statements

As of September 30, 2010 (unaudited)

and the Period June 24, 2010 (Date of Inception)

through September 30, 2010 (unaudited)

Contents

Financial Statements:

Swingplane Ventures, Inc.
(A Development Stage Corporation)

Balance Sheets

	September 30, 2010 (unaudited)	June 30, 2010 (audited)
Assets
Current Assets
Cash	$3,327	10,000

Total Current Assets	3,327	10,000

Total Assets	$3,327	$10,000

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
Accounts payable	$1,786	$—
Total Current Liabilities	1,786	—

Stockholders' Deficit
Common stock $0.001 par value; 75,000,000 shares authorized;
10,000,000 shares issued and outstanding	10,000	10,000
Capital in excess of par value	—	—
Accumulated deficit during development stage	(8,459)	—

Total Stockholders' Deficit	1,541	10,000

Total Liabilities & Stockholders' Equity (Deficit)	$3,327	$10,000

The accompanying notes are an integral part of the financial statements.

Swingplane Ventures, Inc.
(A Development Stage Corporation)
Statements of Operations
(unaudited)

	For the Three Months Ended September 30, 2010	For the Period from June 24, 2010 (Date of Inception) through September 30, 2010

Revenue:
Sales	$—	$—
	—	—

Expenses:
Selling, general and administrative	8,459	—
	8,459

Net loss	$(8,459)	—

Net loss per common share, basic and diluted	$0.00	$0.00

Weighted average number of common shares, basic and diluted	10,000,000	10,000,000

The accompanying notes are an integral part of the financial statements.

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Swingplane Ventures, Inc. (A Development Stage Corporation) Statement of Stockholders’ Deficit For the Period from June 24, 2010 (Date of Inception) through September 30, 2010

	Common Stock		Capital in Excess of	Accumulated	Total Stockholders’
	Shares	Amount	Par Value	Deficit	Deficit

Balance, June 24, 2010 (Date of Inception)	—	$—	$—	$—	$—
Issuance of common stock for cash (June 24, 2010)	10,000,000	10,000	—	—	10,000
Net loss for the period June 24, 2010 (Date of Inception) through June 30, 2010	—	—	—	—	—
Balance, June 30, 2010	10,000,000	$10,000	$0	$0	$10,000
Net loss for the three months ended September 30, 2010 (unaudited)	—	—	—	(8,459)	(8,549)
Balance, September 30, 2010 (unaudited)	10,000,000	$10,000	$0	$(8,459)	$1,541

The accompanying notes are an integral part of the financial statements.

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	Swingplane Ventures, Inc. (A Development Stage Corporation) Statement of Cash Flows

	For the Three Months Ended September 30, 2010 (unaudited)	For the Period from June 24, 2010 (Date of Inception) through September 30, 2010 (unaudited)

Operating activities
Net loss	$(8,459)	$0
Adjustments to reconcile net loss to net cash used
by operating activities:
Net cash used by operating activities	(8,459)	0

Investing activities
Net cash used by investing activities	0	0

Financing activities
Proceeds from issuance of common stock	0	10,000
Net cash provided by financing activities	0	10,000

Net increase (decrease) in cash and cash equivalents	(8,459)	10,000

Cash and cash equivalents, beginning of period	10,000	0

Cash and cash equivalents, end of period	$1,541	$10,000

Supplemental information:
Cash paid during the year for interest	$0	$0
Cash paid during the year for taxes	$0	$0

The accompanying notes are an integral part of the financial statements.

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Swingplane Ventures, Inc.

 (A Development Stage Corporation)

Notes to Financial Statements

For the Period from June 24, 2010 (Date of Inception) through September 30, 2010

1.

Background Information.

Swingplane Ventures, Inc. (the “Company”), a Nevada corporation, is a development stage men’s and women's golf fashion manufacturer located in Broomfield, Colorado.  The Company's initial clothing line consists of tailored-fit golf shirts, pants and skirts that younger golfers are demanding from the standpoint of comfort, style and fabric.  The Company plans to stay on the cutting edge of the constantly changing golf apparel market and our goal is to create a quality reputation within the youthful golfing community and golf garment marketplace.

The first designs will take into consideration of the fit, style and fabrics that younger golfers are demanding, including tailored-fit shirts with shorter sleeves and fabrics that are wet and wind resistant, such as microfibers used today in tennis and active wear tops.  Our initial design is a tailored-fit men's golf shirt with shorter sleeves and unique (and colorful) design patterns.  This current design will be marketed under the "Swingplane Ventures" brand.  Because of its fit, fibers, and design, this garment will attract the 12 - 35 year old male golfer market as an alternative to much higher priced brands with similar styling.

2.

Going Concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  For the period ended September 30, 2010, the Company has had no operations.  As of September 30, 2010, the Company has not emerged from the development stage.  In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to begin operations and to achieve a level of profitability.  The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.  The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.

Significant Accounting Policies.

The significant accounting policies followed are:

Financial Statement Presentation -   In the opinion of management, all adjustments consisting only of normal recurring adjustments necessary for a fair statement of (a) the results of operations for the three month periods ended September 30, 2010, (b) the financial position at September 30, 2010 and (c) cash flows for the three month period ended September 30, 2010, have been made.

The unaudited financial statements and notes are presented as permitted by Form 10-Q. Accordingly, certain information and note disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. The accompanying financial statements and notes should be read in conjunction with the Company’s Form S-1/A for the fiscal year ended June 30, 2010.  The results of operations for the three month period ended September 30, 2010 are not necessarily indicative of those to be expected for the entire year.

FASB Codification - In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles, effective for interim and annual reporting periods ending after September 15, 2009. This statement establishes the Codification as the source of authoritative accounting principles used in the preparation of financial statements in conformity with generally accepted accounting principles. The Codification does not replace or affect guidance issued by the SEC or its staff. As a result of the Codification, the references to authoritative accounting pronouncements included herein in our Form S-1/A now refer to the Codification topic section rather than a specific accounting rule as was past practice.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents - All cash, other than held in escrow, is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Temporary cash investments with an original maturity of three months or less are considered to be cash equivalents.

Research and development expenses - Expenditures for research, development, and engineering of products are expensed as incurred.

Common stock - The Company records common stock issuances when all of the legal requirements for the issuance of such common stock have been satisfied.

Revenue and cost recognition – The Company has no current source of revenue; therefore the Company has not yet adopted any policy regarding the recognition of revenue or cost.

Advertising Costs - The Company’s policy regarding advertising is to expense advertising when incurred.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB ASC 740-10 “ Uncertainty in Income Taxes ” (ASC 740-10), on January 1, 2007. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10.  If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Earnings (Loss) Per Share - Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted loss per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and the conversion of notes payable to common stock. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti*dilutive and thus are excluded from the calculation. At September 30, 2010, the Company did not have any potentially dilutive common shares.

Financial instruments – In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities.  The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 “ Fair Value Measurements and Disclosures ” (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2010. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accounts receivable, other current assets, accounts payable, accrued compensation and accrued expenses. The fair value of the Company’s notes payable is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.

On June 24, 2010, the Company applied ASC 820 for all non-financial assets and liabilities measured at fair value on a non-recurring basis. The adoption of ASC 820 for non-financial assets and liabilities did not have a significant impact on the Company’s financial statements.

Subsequent events - Subsequent events have been evaluated through the date of filing.

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance for revenue recognition with multiple deliverables.  This new guidance impacts the determination of when the individual deliverables, included in a multiple-element arrangement may be treated as separate units of accounting.  Additionally, it modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration.  This new guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, however early adoption is permitted.  The adoption of this guidance will not have a material effect on the financial statements.

In January 2010, the FASB issued new guidance which improves disclosures about fair value measurements.  The new standard is effective for interim and annual periods beginning after December 15, 2009, except for certain disclosures regarding Level 3 measurements, which are effective for fiscal years beginning after December 15, 2010.  The Company is evaluating the impact of this guidance on its financial statements and does not expect this new guidance to have a material effect on the financial statements.

In February 2010, the FASB issued updated guidance to address certain implementation issues related to an entity’s requirements to perform and disclose subsequent events.  This update requires SEC filers to evaluate subsequent events through the date the financial statements were issued and exempts SEC filers from disclosing the date through which subsequent events have been evaluated.  The updated guidance was effective upon issuance, and did not have a material impact on the Company’s financial statements.

Other recent accounting pronouncements issued by FASB (including EITF), the AICPA and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

1.

Income Taxes.

There is no current or deferred income tax expense or benefit for the three months ended September 30, 2010.

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The items causing this difference are as follows:

	Three Months Ended September 30, 2010 (unaudited)	June 24, 2010 (Date of Inception) through June 30, 2010 (audited)
Tax benefit at U.S. statutory rate	$2,876	$—
State income tax benefit, net of federal benefit	—	—
Valuation allowance	(2,876)
	$—	$—

The Company did not have any temporary differences for the three month period ended September 30, 2010.

2.

Related Party Transactions

On June 24, 2010, the Company sold 10,000,000 shares of its $0.001 common stock to an officer of the Company for a $10,000.

The officers and directors of the Company are involved in other business activities and may, in the future, become   involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company does not own or lease property or lease office space. The office space used by the Company was arranged by the founder of the Company to use at no charge.

The above amount is not necessarily indicative of the amount that would have been incurred had a comparable transaction been entered into with independent parties.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
A NOTE CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
DILUTION
~~SELLING SECURITY HOLDERS~~
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
INTEREST OF NAMED EXPERTS AND COUNSEL
INFORMATION WITH RESPECT TO THE REGISTRANT
Description of Business
Description of Property
Legal Proceedings
Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters
Reports to Security Holders
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
Directors and Executive Officers
Executive Compensation
Security Ownership of Certain Beneficial Owners and Management
Transactions With Related Persons, Promoters and Certain Control Persons
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
INDEX TO FINANCIAL STATEMENTS

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DEALER PROSPECTUS DELIVERY OBLIGATION

Until

 (90 days after the effective date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

~~The selling stockholders~~ We are offering and selling shares of our common stock only to those persons and in those jurisdictions where these offers and sales are permitted.

You should rely only on the information contained in this prospectus, as amended and supplemented from time to time. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery or of any sale of shares. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has not been a change in our affairs since the date hereof.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes information and documents in a manner we believe to be accurate, but we refer you to the actual documents or the agreements we entered into for additional information of what we discuss in this prospectus.

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PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

The following table sets forth the costs and expenses payable by Swingplane Ventures, Inc. in connection with the sale of the securities being registered.  All amounts are estimates except the Securities and Exchange Commission registration fee and the Accounting Fees and Expenses:

Registration Fee	$2.50
Federal taxes, state taxes and fees	$0.00
Blue Sky Qualifications	$800.00
Accounting Fees and Expenses	$2,500.00
Legal and Professional Fees and Expenses	$1,500.00
EDGAR Fees and Expenses	$700.00

Total	$5,502.50

We will bear all the costs and expenses associated with the preparation and filing of this registration statement ..  ~~including the registration fees of the selling security holders.~~

Item 14. Indemnification of Directors and Officers.

Swingplane Ventures’ Articles of Incorporation and Bylaws provide for the indemnification of a present or former director or officer. Swingplane Ventures, Inc. indemnifies any director, officer, employee or agent who is successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, but not necessarily be limited to, expenses, including attorney’s fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at Swingplane Ventures, Inc. request as an officer or director. Swingplane Ventures, Inc. may indemnify such individual against all costs, expenses, and liabilities incurred in a threatened, pending or completed action, suit, or proceeding brought because such individual is a director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, Swingplane Ventures’ best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

NEVADA LAW

Pursuant to the provisions of Nevada Revised Statutes 78.751, Swingplane Ventures, Inc. shall indemnify any director, officer and employee as follows: Every director, officer, or employee of Swingplane Ventures, Inc. shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/his in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of Swingplane Ventures, Inc. or is or was serving at the request of Swingplane Ventures, Inc. as a director, officer, employee or agent of Swingplane Ventures Inc. partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of Swingplane Ventures Inc.. Swingplane Ventures, Inc. shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of Swingplane Ventures, Inc. as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

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WHERE YOU CAN FIND MORE INFORMATION

We will file reports and other information with the U.S. Securities and Exchange Commission.  You may read and copy any document that we file at the SEC’s public reference facilities at 100 F Street N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-0330 for more information about its public reference facilities.  Our SEC filings will be available to you free of charge at the SEC’s web site at www.sec.gov.

Item 15. Recent Sales of Unregistered Securities.

On June 24, 2010, the Company sold 10,000,000 shares of its $0.001 unregistered common stock to our President, Matthew R. Diehl, for ~~a~~  $10,000  ~~stock subscription receivable~~ .. The sale did not involve the use of an underwriter, advertising or public solicitation. The securities bear a restrictive legend; and, no commissions were paid in connection with the sale of any securities.   Since inception, we have not sold any other shares of our common stock. These securities were issued in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules. The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-K.  All Exhibits are attached hereto unless otherwise noted.

Exhibit No.	Description
3.1	Articles of Incorporation
3.2	By-Laws
5	Opinion Regarding Legality and Consent of Counsel: by Clifford J. Hunt, Esq.
23.1	Consent of Experts and Counsel: Independent Auditor’s Consent by Peter Messineo, C.P.A
23.2	Consent of Experts and Counsel (see Exhibit 5)
99	.Additional Exhibits
a) Subscription Agreement
b) Escrow Agreement
c) Sundale Research State of Golf Industry Report

Item 17. Undertakings.

(a) Rule 415 Offering.  The undersigned registrant hereby undertakes to:

(1)

File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial bona fide offering.

(2)

File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

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(b)

Request for Acceleration of Effective Date.  Insofar as indemnification for liabilities arising under the Securities Act  may be permitted to directors, officers and controlling persons of the registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Broomfield, State of Colorado on February 14, 2011.

(Registrant)

SWINGPLANE VENTURES, INC.

By:  /s/ Matthew R. Diehl

Matthew R. Diehl, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/Matthew R. Diehl Matthew R. Diehl	Principal Executive Officer, Principal Accounting Officer, Chief Financial Officer, Secretary, Chairman of the Board of Directors	February 14, 2011

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